ARLS
P.E. 12/31/01



Alleghany's primary objective is to create stockholder value principally through the ownership and management of a small group of operating businesses and investments. Alleghany is managed by a select company staff, which seeks out attractive investment opportunities, delegates responsibilities to competent and motivated managers, sets management goals for its operating units, ensures that managers are provided with incentives to meet these goals, and monitors their progress. The operating units function in an entrepreneurial climate as quasi-autonomous enterprises.

Conservatism dominates the company's management philosophy. It shuns investment fads and fashions in favor of acquiring relatively few interests in basic financial and industrial enterprises that offer long-term value to the investor. Alleghany's operating businesses and investments include:

World Minerals Inc.
Conducts a worldwide industrial minerals business

Heads & Threads International LLC
A major importer and distributor of steel fasteners

Capitol Transamerica Corporation
A specialty line property and casualty, and fidelity and surety, insurance operation

Alleghany Properties, Inc.
A significant landowner in the Sacramento, California region

Burlington Northern Santa Fe Corporation
Alleghany owns 4.2 percent of one of the largest railroad networks in North America

Table of Contents

Financial Highlights

Alleghany Corporation and Subsidiaries

(in millions, except for share and per share amounts):

	Year Ended December 31		Quarter Ended December 31	
	2001	*2000*	***2001***	*2000*
Revenues from continuing operations	**$ 925.0**	$ 531.0	**$ 86.1**	$ 87.6
Earnings (losses) from continuing operations, before taxes	**$ 534.4**	$ 163.7	**$ 1.4**	$ (3.7)
Earnings (losses) from continuing operations, net	**$ 430.5**	$ 147.1	**$ (1.4)**	$ (2.1)
(Losses) earnings from discontinued operations, net (Underwriters Re Group, Alleghany Asset Management and Alleghany Underwriting)	**$ (206.3)**	$ (78.2)	**$ 0.3**	$ (37.2)
Net earnings (losses)	**$ 224.2**	$ 68.9	**$ (1.1)**	$ (39.3)
Basic earnings (losses) per share of common stock: *				
Continuing operations:				
Operations	**$ (0.20)**	$ 1.65	**$ (0.13)**	$ 0.94
Gain on sales of Alleghany Asset Management and Alleghany Underwriting	**58.70**	—	**—**	—
Gain on sale of Underwriters Re Group	**—**	17.38	**—**	(1.94)
Security transactions	**1.08**	0.69	**(0.06)**	0.71
Total	**$ 59.58**	$ 19.72	**$ (0.19)**	$ (0.29)
Discontinued operations (Underwriters Re Group, Alleghany Asset Management and Alleghany Underwriting)	**$ (28.55)**	$ (10.49)	**$ 0.04**	$ (5.09)
Net earnings (losses)	**$ 31.03**	$ 9.23	**$ (0.14)**	$ (5.38)
Common stockholders' equity per share	**$192.98**	$161.55	**$192.98**	$161.55
Average number of outstanding shares of common stock *	**7,227,059**	7,456,358	**7,209,705**	7,304,572

**Adjusted to reflect the dividend of common stock declared in March 2001.*

Year-End Closing Stock Prices* (In dollars)

Year			
01	192.45	208.51	400.96 ††
00	201.47	272.58	474.05 ††
99	178.29	138.75	317.04 †
98	177.05	140.82	317.87 †
97	268.33		
96	195.84		
95	179.34		
94	134.97		
93	124.92		
92	114.15		

Net Earnings Contributions of Our Operating Units (per share)

Year Ended December 31

	World Minerals	*Heads & Threads*	*Parent Company and Other*	*Total from Continuing Operations*	*Discontinued Operations**	*Total*
2001						
Operations	**$ 1.43**	**$ (1.67)**	**$ 0.04**	**$ (0.20)**	**$ (28.55)**	**$ (28.75)**
Gain on sales of Alleghany Asset Managment and Alleghany Underwriting	**—**	**—**	**58.70**	**58.70**	**—**	**58.70**
Security transactions	**—**	**—**	**1.08**	**1.08**	**—**	**1.08**
Total	**$ 1.43**	**$ (1.67)**	**$ 59.82**	**$ 59.58**	**$ (28.55)**	**$ 31.03**
2000						
Operations	$ 0.11	$ 0.44	$ 1.10	$ 1.65	$ (10.49)	$ (8.84)
Gain on sale of Underwriters Re Group	—	—	17.38	17.38	—	17.38
Security transactions	—	—	0.69	0.69	—	0.69
Total	$ 0.11	$ 0.44	$ 19.17	$ 19.72	$ (10.49)	$ 9.23
1999						
Operations	$ 1.93	$ (0.33)	$ (1.32)	$ 0.28	$ 6.35	$ 6.63
Security transactions	—	—	6.50	6.50	—	6.50
Total	$ 1.93	$ (0.33)	$ 5.18	$ 6.78	$ 6.35	$ 13.13

**Discontinued operations for 2001 consist of the operations of Alleghany Underwriting prior to its disposition in November 2001 and Alleghany Asset Management prior to its disposition in February 2001. Discontinued operations for 2000 and 1999 consist of the operations of Alleghany Underwriting, Alleghany Asset Management and the operations of Underwriters Re Group prior to its disposition in May 2000.*

Stockholders' Equity Per Share* (in dollars)

Alleghany | Chicago Title / Fidelity National

Year	Alleghany	Chicago Title / Fidelity National	Total
01	192.98	178.59	371.57 ††††
00	161.55	161.70	323.25 ††††
99	145.62	70.17	215.79 †††
98	162.56	63.21	225.77 †††
97	200.92		
96	181.57		
95	168.57		
94	131.30		
93	120.30		
92	103.98		

* Adjusted for 2% stock dividends.

† Year-end closing price of one share of Alleghany common stock, plus the year-end closing price of three shares of Chicago Title common stock received by Alleghany's stockholders in the spin-off of Chicago Title.

†† Year-end closing price of one share of Alleghany common stock, plus the year-end closing price of 5.277 shares of Fidelity National common stock plus $77.64 in cash received as the average consideration for three shares of Chicago Title common stock in the merger of Chicago Title and Fidelity National.

††† Alleghany common stockholders' equity per share at year-end, plus Chicago Title common stockholders' equity at year-end for three shares of Chicago Title common stock received by Alleghany's stockholders in the spin-off of Chicago Title.

†††† Alleghany common stockholders' equity per share at year-end, plus Fidelity National common stockholders' equity at year-end for 5.277 shares of Fidelity National common stock plus $77.64 in cash received for three shares of Chicago Title common stock in the merger of Chicago Title and Fidelity National.



Left, F.M. Kirby, Chairman of the Board; Right, John J. Burns, Jr., President

Alleghany Corporation experienced both positive and negative developments during the past year. We started the year on a strong note with the sale of Alleghany Asset Management in February 2001. Subsequently, we experienced losses on the operations and disposition of Alleghany Underwriting, losses on operations at Heads & Threads and operating difficulties at World Minerals. Despite these adversities, Alleghany ended the year with a greatly strengthened balance sheet and began 2002 with a new operating subsidiary, Capitol Transamerica.

On February 1, 2001, Alleghany received cash proceeds of $825 million from the sale of Alleghany Asset Management and recorded an after-tax gain of about $474.8 million, or $65.70 per share, excluding certain expenses relating to the closing of the transaction.

Our three remaining operating units faced differing adverse circumstances during the year. Alleghany Underwriting had adverse loss reserve development for both 1999 and 1998. The realization that price increases for 2000 had been inadequate combined with continued difficult market conditions led to a restructuring of its book of business and to a further strengthening of its loss reserves. In mid-year, we hired Michael Carpenter, an experienced Lloyd's executive, as CEO. Following a strategic review, we determined that our Lloyd's business was too volatile for Alleghany's desired risk profile and that a more suitable owner should be found for Alleghany Underwriting as soon as feasible.

On November 5, we consummated the sale of our entire ownership in Alleghany Underwriting to Talbot Holdings Ltd., a new Bermuda holding company formed by certain principals of the Black Diamond Group, who are very experienced insurance executives highly familiar with the London insurance market, and the senior management of Alleghany Underwriting. In connection with the sale, Alleghany provided a $25 million letter of credit to support business to be written by a new Talbot syndicate formed for the 2002 Lloyd's year of account while Talbot sought new capital.

Our pre-tax book loss on the sale was $253.5 million. Our after-tax loss was $50.5 million, or $6.99 per share. In addition to the loss on the sale, Alleghany Underwriting recorded after-tax losses of $184.0 million on operations in the 2001 third quarter, including $112.4 million of losses, net of reinsurance, from the tragic events of September 11th, $33 million for the estimated costs of closing the property treaty line of business as a result of the September 11th losses, and further reserve strengthening of $23 million in respect of the 2000 and prior years of account.

Alleghany Underwriting was acquired in 1998 by our then subsidiary, Underwriters Re Group, and was retained by Alleghany after our sale of Underwriters Re Group to Swiss Re in May 2000. There are a number of lessons to be learned from our ownership of Underwriters Re Group and Alleghany Underwriting. In particular, the global reinsurance business has proven to be far more capital intensive and volatile than envisaged when we acquired Underwriters Re Group in 1993. We have no intention of re-entering the business.

World Minerals' results were severely affected in 2001 by surges in electric power and gas prices, particularly in California. Our North American energy costs rose by an estimated 41 percent over the prior year and, net of energy surcharges, reduced our pre-tax earnings by about $4.1 million. Interruptions in the supply of electricity at World Minerals' Lompoc, California plant contributed to production delays and a reduction in product shipped from that location. To mitigate the impact of high energy costs and unreliable electricity service in California, World Minerals switched from natural gas to oil for a period at the Lompoc plant and, where possible, shifted production to other locations. World Minerals also imposed energy surcharges on certain sales during the height of the energy crisis. The softening U.S. economy has also led to lower production levels in most of its U.S. plants. Despite these adverse conditions, due to cost controls and increased sales from World Minerals' European operations, World Minerals recorded very respectable profits and cash flow for the year.

Having consummated three acquisitions in the prior four years, Heads & Threads began the year 2001 with an overly large inventory and the unfinished task of integrating the acquired businesses. Compounding these challenges, the industry has also been experiencing a significant slowdown in the demand for its products. Under new leadership, Heads & Threads reduced its inventory levels, increased inventory reserves, closed certain of its branches and sales offices and materially reduced fixed expenses and debt. Don Haggerty, who was President of Reynolds Fasteners for 14 years prior to its acquisition by Heads & Threads, became President and Chief Executive Officer. We expect a turnaround at Heads & Threads during 2002.

We did end 2001 with increased stockholders' equity, and a greatly strengthened balance sheet, as a result of the sale of Alleghany Asset Management and the disposition of Alleghany Underwriting. Alleghany common stockholders' equity per share was $192.98 at year-end 2001, compared with $161.55 at year-end 2000.

On January 4, 2002, Alleghany acquired Capitol Transamerica Corporation, an insurance holding company based in Madison, Wisconsin that writes specialty lines of property and casualty insurance as well as fidelity and surety coverages. Primarily through its subsidiary, Capitol Indemnity Corporation, Capitol Transamerica operates in 37 states with a geographic concentration in the Midwestern and Plains States. Capitol Indemnity is rated A+ (Superior) by A.M. Best Company, Inc., an independent organization that analyzes the insurance industry. There is more information regarding Capitol Transamerica on page 16.

Our continued focus into 2002 will be to find further opportunities to redeploy our financial resources. We look forward to reporting our progress to you next year.

Yours sincerely,



President Chairman

March 19, 2002

For the year 2001, our net earnings including the discontinued operations of Alleghany Asset Management (sold in February 2001) and Alleghany Underwriting (sold in November 2001) were $224.2 million, or $31.03 per share, compared with $68.9 million, or $9.23 per share, in 2000. Our net earnings from continuing operations in 2001 were $430.5 million, or $59.58 per share, compared with $147.1 million, or $19.72 per share, in 2000. Excluding gains on investment transactions, the gain on the sales of Alleghany Asset Management and Underwriters Re Group (sold in May 2000) and the loss on the disposition of Alleghany Underwriting, net losses from continuing operations in 2001 were $1.5 million, or $0.20 per share, compared with net earnings of $12.3 million, or $1.65 per share, in 2000.

In addition to the gain or loss from the disposition of a subsidiary, our 2001 results included net gains on investment transactions from continuing operations after taxes of $7.8 million, compared with $5.2 million in 2000.

The comparative contributions to Alleghany's pre-tax earnings made by our operating units, parent-company operations and discontinued operations were as follows (in millions):

	Year Ended December 31		*Quarter Ended December 31*	
	2001	2000	**2001**	2000
World Minerals	**$ 19.7**	$ 2.7	**$ 6.3**	$ 7.1
Heads & Threads	**(20.2)**	5.9	**(6.1)**	0.1
Parent company and other				
Operations	**$ 0.5**	$ 10.5	**$ 1.9**	$ 3.0
Gain (loss) on sale of Underwriters Re Group (2000) and Alleghany Asset Management (2001)	**775.9**	136.7	**—**	(21.9)
Loss on the sale of Alleghany Underwriting	**(253.5)**	—	**—**	—
Security transactions	**12.0**	7.9	**(0.7)**	8.0
	$ 534.9	$ 155.1	**$ 1.2**	$ (10.9)
Earnings (losses) from continuing operations, before income taxes	**$ 534.4**	$ 163.7	**$ 1.4**	$ (3.7)
Earnings (losses) from continuing operations, net	**$ 430.5**	$ 147.1	**$ (1.4)**	$ (2.0)
(Losses) earnings from discontinued operations, net (Underwriters Re Group, Alleghany Asset Management and Alleghany Underwriting)	**(206.3)**	(78.2)	**0.3**	(37.3)
Net earnings (losses)	**$ 224.2**	$ 68.9	**$ (1.1)**	$ (39.3)

The results of operations of our operating units are discussed in more detail on the following pages.

As of March 1, 2002, Alleghany beneficially owned approximately 16.0 million shares, or 4.2 percent, of the outstanding common stock of Burlington Northern Santa Fe Corporation, which had an aggregate market value on that date of approximately $473.1 million, or $29.57 per share. The aggregate cost of such shares was approximately $181.8 million, or $11.36 per share. In January 2002, Alleghany sold approximately 1.9 million shares of BNSF for a total purchase price of $55.3 million, or $28.38 per share, resulting in an after-tax gain of $23.3 million.

Alleghany had previously announced that it may purchase shares of its common stock in open market transactions from time to time. In 2001, Alleghany purchased an aggregate of 66,692 shares of its common stock for about $12.7 million, at an average cost of about $190.01 per share. As of December 31, 2001, Alleghany had 7,205,888 shares of its common stock outstanding.

In June 2001, the Financial Accounting Standards Board issued SFAS Statement 142, "Goodwill and Other Intangible Assets." SFAS 142 changes the subsequent accounting for goodwill and other intangible assets and requires the testing of such assets for impairment. As of December 31, 2001, the balance sheet of World Minerals included goodwill in the amount of $42.8 million, plus another $4.4 million of other intangible assets, and the balance sheet of Heads & Threads included goodwill in the amount of $6.9 million. During the first half of 2002, such assets will be tested for impairment in accordance with requirements of SFAS 142. Any write-offs of goodwill or intangible assets at that time will be recorded as resulting from a change in accounting principle. Thereafter, any such write-offs will be charged to operating results.

Alleghany's significant accounting policies, described in Note 1 to the Consolidated Financial Statements, require Alleghany to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, Alleghany evaluates its estimates, including those related to inventories, bad debts, investments, intangible assets, income taxes, pension benefits, and contingencies and litigation. Alleghany's estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

World Minerals, headquartered in Santa Barbara, California, conducts a worldwide industrial minerals business through its own operations and those of its subsidiaries, Celite Corporation and Harborlite Corporation.

World Minerals contributed pre-tax earnings of $19.7 million on revenues of $214.6 million in 2001, compared with $2.7 million on revenues of $206.3 million in 2000, and $24.0 million on revenues of $208.6 million in 1999. The 2001 results reflect an increase in net sales, primarily from World Minerals' European operations, and an energy surcharge in place for much of the year in the United States due to high North American energy costs, particularly in California, offset by the high energy costs and a lower level of production due to the softening U.S. economy.

Continued high North American energy costs, including unprecedented increases in the cost of natural gas and electricity, and temporary shutdowns as a result of electricity shortages experienced in California adversely affected World Minerals' 2001 operating costs by approximately $7.5 million which, net of energy surcharges on certain sales, negatively impacted pre-tax earnings by approximately $4.1 million. To mitigate the impact of higher natural gas prices, World Minerals switched from natural gas to oil at its Lompoc, California plant until natural gas prices decreased. In addition, to avoid to the extent possible "peak" hour electricity rates (from 12 noon to 6:00 p.m. weekdays during the summer through October), the Lompoc plant operated three shifts per day from Wednesday to Sunday, shutting down on Mondays and Tuesdays. World Minerals has also shifted, where possible, production from the Lompoc plant to other locations.

World Minerals' 2001 results were also negatively impacted by the softening U.S. economy. Tonnage volume shipped in 2001 from World Minerals' U.S. plants decreased from 2000 and 1999 levels. Volume levels are also affected by

Revenues (dollars in millions)

Year	Revenues
01	214.6
00	206.3
99	208.6
98	201.1
97	203.3

Pre-Tax Earnings (dollars in millions)

Year	Pre-Tax Earnings
01	19.7
00	2.7
99	24.0
98	23.6
97	27.5

WORLDWIDE
RESEARCH & DEVELOPMENT
PROCESSING
FILTRATION
MINING
HARBORLITE
MINERALS
CELITE
DIATOMITE
PERLITE

competitive pressures from diatomite and perlite competitors as well as from producers of alternative filtration technologies. Since fixed costs at World Minerals' plants and mines are high and price increases are difficult to achieve under current conditions, lower sales volume may disproportionately impact World Minerals' profit level.

World Minerals' 2000 results reflect primarily non-recurring charges in the amount of $20.2 million pre-tax for the write-off of certain investments and assets no longer used in production, including $11.2 million pre-tax in respect of certain of World Minerals' interests in its Chinese joint ventures, and expenses relating to changes in World Minerals' senior management. Excluding the non-recurring charges, World Minerals would have contributed pre-tax earnings of $22.9 million, similar to results in 1999, despite high energy costs, the weak Euro relative to the U.S. dollar affecting results in Europe and exports from the United States priced in U.S. dollars, and a decrease in volume shipped due to competitive pressures.

The 1999 results reflect increased sales worldwide, including in China, which resulted in lower losses reported by Celite's Chinese joint ventures. Such increase, however, was offset by competitive pressures, rising operating costs and expenses incurred in connection with staff reductions intended to reduce future costs. World Minerals also recorded an exchange loss in 1999, largely due to the weakening of the Euro.

The latter half of the 1990's was marked by a period of resurgent economic activity in most world markets. During this period, World Minerals enhanced its position in both of its core businesses, diatomite and perlite, through acquisitions of and strategic investments in mining, processing, distribution and sales facilities. In the last three years, World Minerals acquired two additional diatomite deposits in Latin America in 1999, two small European perlite businesses in 2000, and a diatomite plant and mining properties in Fernley, Nevada and additional perlite reserves in Turkey in 2001. World Minerals has also continued to invest in new product development.

Celite is believed to be the world's largest producer of filter-aid grade diatomite, a silica-based mineral consisting of the fossilized remains of microscopic freshwater or marine plants. Diatomite is used as a filter aid in the production of beer, fruit juice, wine, water, sweeteners, fats and oils, pharmaceuticals, chemicals, lubricants and petroleum; it is also used as a filler, mainly in paints, and as an anti-block agent in plastic film.

Celite is also a producer of calcium and magnesium silicate products, which are used to convert liquid, semi-solid and sticky ingredients into dry, free-flowing powders in the production of rubber, sweeteners, flavorings and pesticides.

Harborlite is believed to be the world's largest producer of perlite filter aids and, as a seller of perlite ore, is one of the world's largest merchant producers of perlite ore. Perlite ore is a volcanic rock containing a small amount of water that causes the ore to "pop" when heated, expanding it up to twenty times its original volume. Harborlite sells perlite ore to companies that expand it for use primarily in the manufacture of roofing board, formed pipe insulation, acoustical ceiling tile and filter aids. Harborlite also expands perlite in its own expansion plants in the United States and Europe. Most of this expanded perlite is sold as a filter aid to companies in the brewing, food, wine, sweetener, pharmaceutical, chemical and lubricant industries, or as a filler and insulating medium to companies in the construction industry.

World Minerals focuses on customer and technical service. World Minerals' Research and Development group uses state-of-the-art analytical instrumentation and techniques to seek ways to put the unique properties of its industrial minerals to work in new applications, as well as to refine minerals processing methods to yield higher purity and more consistent finished products. The Technical Services group helps identify the best grade of industrial minerals for each customer application and assists in optimizing the customer's manufacturing process to achieve the highest possible value from World Minerals' products.

World Minerals conducts its business on a worldwide basis, with mining or processing operations in ten countries. While World Minerals believes that the international scope of its operations gives it some competitive advantages, international operations can be subject to additional risks, such as currency fluctuations, changes in foreign legal requirements and political instability. World Minerals seeks to minimize its exposure to these risks by closely monitoring its methods of operating in each country and by adopting strategies responsive to changing economic and political environments.

During 1999, one of Celite's largest customers substituted perlite filtration systems for certain of its then existing diatomite filtration systems. No additional substitutions were made by this customer in 2000 and 2001. If the installation of perlite filtration systems were to be made in all of this customer's operations, it would have an adverse impact on Celite's diatomite sales. Harborlite has supplied perlite to this customer; World Minerals expects that some of the reduction in diatomite sales would be recouped through perlite sales to the customer. At the end of 2001, an exclusive ten-year supply contract with one of Harborlite's largest customers expired. This exclusive contract was renewed for a three-year period at materially lower prices.

Heads & Threads, headquartered in Sayreville, New Jersey, is believed to be one of the nation's leading importers and distributors of steel fasteners. The Heads and Threads division (owned by Alleghany since 1974) was reorganized in 1999 as Heads & Threads International LLC.

Heads & Threads recorded pre-tax losses of $20.2 million on revenues of $119.4 million in 2001, compared with pre-tax earnings of $5.9 million on revenues of $135.1 million in 2000, and pre-tax losses of $4.3 million on revenues of $73.7 million in 1999. Heads & Threads' 2001 results reflect a significant slowdown in the markets for its products resulting in a decrease in net sales and relatively higher cost of sales, an increase of its inventory reserves in the amount of $6.6 million, and $4.4 million of pre-tax charges relating to its computer system, the closure of certain branches and sales offices, bad debt and changes in Heads & Threads' senior management. The 2001 results also include a $1.1 million pre-tax restructuring charge for the costs of moving certain distribution centers.

The results in 2000 largely reflect increased sales due to the completion by Heads & Threads of two major acquisitions in 1998 and 2000, as described below, and a $4.7 million gain on the sale of two properties. 2000 results were negatively impacted by costs relating to the integration of the new businesses, including the conversion of computer systems, the closure of duplicate facilities and staff reductions. Results in 1999 were affected by competitive pressures in the markets for imported fasteners and costs relating to the replacement of computer systems.

In 1998, Heads & Threads acquired Gardenbolt International, Corp., substantially increasing its size and presence in East Coast markets and adding a complementary direct from mill/stock for release business to its existing stock business. In April 2000, Heads & Threads acquired the assets of Reynolds Fasteners, Inc., effectively doubling its size. Reynolds, a wholesale distributor of fasteners headquartered in Edison, New Jersey, conducted a stock business through twelve sales offices and warehouses nationwide. In addition to these two major acquisitions, Heads & Threads acquired the assets of the Atlas Screw & Specialty Division of Pawtucket Fasteners, L.P. in November 2000. Atlas, headquartered in New Bedford, Massachusetts, was a relatively small wholesale distributor of fasteners, selling product in small package quantities primarily in the eastern United States.

Revenues (dollars in millions)

Year	Revenues
01	119.4
00	135.1
99	73.7
98	61.9
97	53.6

Anchors Nuts Fasteners Fasteners Nuts Screws Sockets

Sockets Bolts Bolts Washers Anchors Bolts Sockets Fasteners Bolts Fasteners Washers

Fasteners Fasteners Sockets Nuts Anchors Washers Screws

Sockets Screws Washers Sockets Washers Anchors Sockets

Screws Sockets Screws Anchors Washers

Fasteners Anchors Screws Nuts Anchors Nuts Nuts Bolts Nuts

Nuts Screws Screws Bolts Anchors Washers Bolts Screws

Screws Sockets Anchors Sockets Fasteners

Bolts Sockets Anchors Washers Bolts Fasteners Screws

Fasteners Washers

As a result of these acquisitions, Heads & Threads underwent a significant restructuring of corporate staff, systems and operations. Centralized functions, including purchasing, accounting, quality control and traffic were moved from its former headquarters in the Chicago area to Sayreville, New Jersey. Multiple sales offices and warehouses were consolidated into a single facility in each market served. New state-of-the-art distribution centers were opened in the Chicago, Atlanta, and Los Angeles markets. Significant staff cuts were made to eliminate redundancies.

Under new leadership in 2001, net inventory levels have been reduced by $33.3 million, from $76.3 million at year-end 2000 to $43.0 million at year-end 2001, and net receivables have been reduced by $9.5 million, from $24.6 million at year-end 2000 to $15.1 million at year-end 2001. In addition, debt has been reduced by $36.6 million from $61.2 million at year-end 2000 to $24.6 million at year-end 2001, primarily due to a capital contribution of $17.1 million from Alleghany. Five additional Heads & Threads' operating facilities were closed and staff count was further reduced in 2001 as a result of sales territory consolidation and a strategic realignment of the nationwide distribution network.

Heads & Threads imports and sells commercial fasteners - nuts, bolts, screws, washers, sockets, and anchors - for resale through distributors and packagers serving original equipment manufacturers, maintenance and repair operators, and construction and retail customers. Heads & Threads has four distribution centers and nine warehouses serving major metropolitan areas with same day or next day delivery. Heads & Threads also has a packaging operation that distributes small packages through its Atlas division. The strength of Heads & Threads lies in its product coverage, logistics capabilities (procurement, storage and distribution of product), and long-standing customer and supplier relationships.

Heads & Threads' operations are divided into three businesses - stock, direct from mill/stock for release, and packaged. Through its stock business, product is purchased by Heads & Threads in anticipation of demand and warehoused in its facilities throughout the United States. Customer purchases tend to be of relatively small quantities for same day or next day delivery. The direct from mill/stock for release business involves large quantities of standard or specialty product purchased by Heads & Threads specifically for a customer order, which is shipped directly from the manufacturer to the customer (direct from mill) or warehoused in a Heads & Threads facility and shipped to the customer over time, with a definitive end date (stock for release). The packaged business, which was acquired in the Atlas transaction, comprises small packaged quantities sold to distributors and mill supply houses.

Capitol Transamerica, headquartered in Madison, Wisconsin, is an insurance holding company that writes specialty lines of property and casualty insurance as well as fidelity and surety coverages, primarily through its subsidiary, Capitol Indemnity Corporation.

Capitol Transamerica was acquired by Alleghany on January 4, 2002, for a purchase price of approximately $182 million.

Capitol Indemnity operates in 37 states with a geographic concentration in the Midwestern and Plains States. Its business is conducted through independent and general insurance agents located throughout the United States. Capitol Indemnity writes primarily property and casualty insurance for certain types of businesses or activities, including barber and beauty shops, bowling alleys, contractors and/or manufacturers, restaurants and taverns. It also writes fidelity and surety bonds and specialty insurance coverage, including contractor's performance and payment bonds, license/permit bonds, fiduciary bonds, judicial bonds and commercial fidelity bonds. The property and casualty business of Capitol Indemnity accounted for approximately 83 percent of the business written in 2001, while the fidelity and surety segment accounted for the remainder of the business written. Capitol Indemnity recorded gross direct written premiums of approximately $125 million and net written premiums of approximately $112.3 million in 2001. As of December 31, 2001, Capitol Indemnity's statutory surplus was $104.5 million.

Contemporaneous with the acquisition of Capitol Transamerica, Alleghany acquired a Nebraska-domiciled property and casualty insurance company for approximately $40 million, which is licensed in 50 states and operates in conjunction with Capitol Transamerica. The seller contractually retained all of the liabilities of the Nebraska insurance company that existed at the time of the sale. As of December 31, 2001, the Nebraska insurance company's statutory surplus was $32 million.

Capitol Indemnity is rated A+ (Superior) by A.M. Best Company, Inc., an independent organization that analyzes the insurance industry.

Headquartered in Sacramento, California, Alleghany Properties owns and manages 16 properties in California. Such properties include improved and unimproved commercial land and residential lots. A major portion of these properties is located in North Natomas, the only large undeveloped area in the City of Sacramento. Since development in the area commenced in 1998, a considerable amount of development activity has occurred, including the construction of more than 2,800 single family homes, 600 apartment units, office buildings and a fully-leased regional retail shopping center. Participating in the growth from 1998 through the present, Alleghany Properties sold over 100 acres of residential land and several parcels of commercial property. Further development on portions of the properties in the North Natomas area may be delayed until a new Environmental Impact Statement is approved in response to a recent adverse decision regarding endangered species permits for the area.

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Alleghany is the fifth largest shareholder of Fort Worth, Texas-based Burlington Northern Santa Fe Corporation (BNSF), owning approximately 16.0 million common shares or 4.2 percent of the outstanding common shares. BNSF is traded on the New York Stock Exchange under the symbol BNI.

Through its subsidiary, The Burlington Northern and Santa Fe Railway Company, BNSF operates one of the largest railroad networks in North America, with 33,000 route miles covering 28 states and two Canadian provinces. BNSF derives a substantial portion of its revenues from carload products (including chemicals, forest and building products, metals and minerals, and machinery), intermodal containers and trailers, and coal, as well as agricultural products, and automobiles and automobile parts. BNSF is an industry leader in Web-enabling a wide variety of customer transactions. The railway moves more intermodal traffic than any other rail system in the world, is America's largest grain-hauling railroad, and hauls enough coal to generate more than 10 percent of the electricity produced in the United States.

In 2001, BNSF generated operating income of $1.76 billion on an adjusted basis. Revenues remained steady at $9.21 billion, while net income for the year was $731 million, or $1.87 per diluted share, including unusual items, compared with net income of $980 million, or $2.36 per diluted share, including unusual items, in 2000. Without unusual items, BNSF's 2001 earnings per share was $2.08 on a diluted basis compared with earnings of $2.45 per diluted share for the same period last year. Free cash flow for the twelve months ended December 31, 2001 was $443 million, an increase of 3 percent over the prior year.

Year 2001 earnings are adjusted to include unusual items of $0.21 per diluted share, comprised of losses related to non-rail investments, fourth-quarter workforce reduction-related costs and an extraordinary charge for a loss on early extinguishment of debt net of a transportation contract settlement.

Year 2000 earnings are adjusted to include second-quarter special items of $42 million ($26 million after-tax) related to the reduction and redeployment of employees and a third-quarter write-off of deferred BNSF/CN merger costs of $20 million ($13 million after-tax). Including the special items, full-year earnings per share are $2.36 on a diluted basis.

BNSF's adjusted operating ratio (operating expenses divided by revenues) increased to 80.7 percent for 2001 compared with 76.9 percent a year earlier. BNSF's continued focus is on revenue quality, operating expense efficiencies and free cash flow while providing transportation services that consistently meet customers' expectations.

During 2001, BNSF repurchased 11.4 million shares, bringing total repurchases under BNSF's 120 million share-repurchase program to 103.1 million shares as of December 31, 2001, at an average price of $25.74 per share, since the program was announced in July 1997.

A copy of the BNSF 2001 Annual Report may be obtained free of charge by written request to the Secretary of Alleghany Corporation, 375 Park Avenue, New York, NY, 10152.

Selected Financial Data

Alleghany Corporation and Subsidiaries

(in thousands, except for share and per share amounts)

	Years Ended December 31,				
	2001	*2000*	*1999*	*1998*	*1997*
Operating Data					
Revenues from continuing operations	**$ 924,955**	$ 530,976	$ 382,857	$ 285,331	$ 264,696
Earnings from continuing operations	**$ 430,563**	$ 147,052	$ 51,658	$ 2,147	$ 6,553
(Losses) earnings from discontinued operations	**(206,333)**	(78,195)	48,447	93,959	99,114
Net earnings	**$ 224,230**	$ 68,857	$ 100,105	$ 96,106	$ 105,667
Basic earnings per share of common stock:*					
Continuing operations	**$ 59.58**	$ 19.72	$ 6.78	$ 0.28	$ 0.85
Discontinued operations	**(28.55)**	(10.49)	6.35	12.21	12.81
Net earnings	**$ 31.03**	$ 9.23	$ 13.13	$ 12.49	$ 13.66
Average number of shares of common stock*	**7,227,059**	7,456,358	7,626,744	7,695,072	7,733,510

	December 31,				
	2001	*2000*	*1999*	*1998*	*1997*
Balance Sheet					
Total assets	**$1,875,005**	$1,615,483	$1,536,331	$1,761,855	$1,629,459
Debt	**$ 181,856**	$ 228,178	$ 210,010	$ 242,136	$ 192,257
Common stockholders' equity	**$1,390,582**	$1,165,074	$1,107,897	$1,247,428	$1,570,935
Common stockholders' equity per share of common stock*	**$ 192.98**	$ 161.55	$ 145.62	$ 162.56	$ 200.92

Alleghany spun off to its stockholders shares of Chicago Title on June 17, 1998; accordingly, Chicago Title has been classified as discontinued operations for each of the two years ended in 1998. Alleghany sold Alleghany Asset Management in February 2001. Alleghany Asset Management has been classified as discontinued operations for each of the five years ended in 2001. Alleghany sold Underwriters Re Group in May 2000. Underwriters Re Group has been classified as discontinued operations for each of the four years ended in 2000. Alleghany sold Alleghany Underwriting in November 2001. Alleghany Underwriting has been classified as discontinued operations for each of the two years ended in 2001.

**Adjusted to reflect subsequent common stock dividends.*

Dividends, Market Prices and Related Security Holder Matters

As of December 31, 2001, there were approximately 1,523 holders of record of Alleghany common stock. The following table indicates quarterly high and low prices of the common stock in 2001 and 2000 on the New York Stock Exchange. Alleghany's ticker symbol is Y.

Quarter Ended	**2001**		*2000*	
	High	**Low**	*High*	*Low*
March 31	**$202.27**	**$195.59**	$190.00	$172.61
June 30	**209.80**	**198.01**	199.00	161.94
September 30	**224.00**	**183.87**	196.00	171.00
December 31	**$200.00**	**$182.96**	$205.50	$181.19

In 2001, 2000 and 1999, Alleghany's Board of Directors declared, as Alleghany' s dividend on its common stock for that year, a stock dividend consisting of one share of Alleghany common stock for every fifty shares outstanding. In light of the spin-off of Chicago Title on June 17, 1998, no stock dividend was declared for 1998. As part of the spin-off, Alleghany distributed three shares of Chicago Title common stock for each share of Alleghany common stock outstanding.

Alleghany's ability to pay cash dividends is restricted by the terms of its loan agreement. At December 31, 2001, this agreement permitted the payment of dividends aggregating approximately $237.9 million. At that date about $203.2 million of Alleghany's consolidated common stockholders' equity of $1.391 billion was unavailable for dividends or advances to Alleghany from its subsidiaries, due to limitations imposed by statutes and agreements with lenders to which those subsidiaries are subject.

Index to Financial Statements

In recent years, Alleghany has followed a policy of maintaining a relatively liquid financial condition, in the form of cash, marketable securities, available credit lines and minimal amounts of debt at the parent company. This has permitted Alleghany to expand its operations through internal growth at its subsidiaries and through acquisitions or substantial investments in well-managed operating companies.

On January 4, 2002, Alleghany completed the acquisition of Capitol Transamerica. The total purchase price was approximately $182 million. Contemporaneous with the acquisition of Capitol Transamerica, Alleghany purchased a Nebraska-domiciled insurance company for approximately $40 million. The seller contractually retained all of the liabilities of the Nebraska insurance company that existed at the time of the sale. These acquisitions were funded from internal cash resources.

On November 5, 2001, Alleghany completed the disposition of Alleghany Underwriting to Talbot Holdings Ltd., a new Bermuda holding company formed by certain principals of the Black Diamond Group and the senior management of Alleghany Underwriting. Alleghany recorded an after-tax loss of $50.5 million on the disposition. Consideration for the sale included a warrant which will entitle Alleghany to recover a portion of any residual capital of Alleghany Underwriting as determined upon the closure of the 2001 Lloyd's year of account. Alleghany has ascribed a nominal value to the warrant in computing the loss on the sale of Alleghany Underwriting. In connection with the sale, Alleghany provided a $25 million letter of credit to support business written by a new Talbot syndicate for the 2002 Lloyd's year of account while Talbot sought new capital.

On February 1, 2001, Alleghany Asset Management merged into a wholly owned subsidiary of ABN AMRO North America Holding Company. Alleghany received cash proceeds of $825 million and recorded an after-tax gain of about $474.8 million, or approximately $65.70 per share, excluding certain expenses relating to the closing of the sale. Alleghany Asset Management paid cash dividends to Alleghany totalling $26.0 million in 2000 and $15.0 million in 1999. In light of the merger, Alleghany Asset Management is no longer a source of dividends to Alleghany.

On May 10, 2000, Alleghany completed the sale of Underwriters Re Group to Swiss Re America Holding Corporation. Alleghany recorded pre-tax proceeds of about $649.0 million in cash and, in connection with the sale, paid approximately $187.9 million in cash (or $25.3125 per share) for the purchase from Underwriters Re Group of 7.425 million shares of Burlington Northern Santa Fe. Alleghany's pre-tax gain on the sale of Underwriters Re Group was approximately $136.7 million. The tax on the gain is approximately $7.1 million, resulting in an after-tax gain on the sale of $129.6 million. In connection with the sale of Underwriters Re Group, Alleghany retained Alleghany Underwriting, which was subsequently sold on November 5, 2001. Underwriters Re Group paid cash dividends to Alleghany totalling $4.0 million in 1999. In light of the sale, Underwriters Re Group is no longer a source of dividends to Alleghany.

As of March 1, 2002, Alleghany and its subsidiaries owned about 16.0 million shares, or about 4.2 percent, of the outstanding common stock of BNSF having an aggregate market value as of such date of approximately $473.1 million, or $29.57 per share. The aggregate cost of such shares is approximately $181.8 million, or $11.36 per share. In January 2002, Alleghany sold approximately 1.9 million shares of BNSF for a total of $55.3 million, or $28.38 per share, resulting in an after-tax gain of $23.3 million. In 1999, Alleghany sold to BNSF approximately 4.3 million shares of BNSF for a total of $128.5 million, or $29.585 per share.

Alleghany has declared stock dividends in lieu of cash dividends every year since 1987 except 1998 when Chicago Title Corporation was spun off to stockholders. These stock dividends have helped to conserve Alleghany's financial strength and, in particular, the liquid assets available to finance internal growth and operating company acquisitions and investments. On April 26, 2002, as its dividend on its common stock for 2002, Alleghany will pay to stockholders of record on April 1, a dividend of one share of Alleghany common stock for every 50 shares outstanding.

In addition to its liquid assets, in November 2000, Alleghany entered into a five-year credit agreement (amended in November 2001) and a 364-day revolving credit agreement (amended in November 2001 and February 2002) with a bank which provide commitments for revolving credit loans in an aggregate principal amount of $200 million. It has been Alleghany's practice under past revolving credit agreements to repay borrowings promptly in order to keep the facility available for future acquisitions. No borrowings were outstanding under the new facilities at 2001 year-end.

From time to time, Alleghany has made, and may continue to make, capital contributions to its subsidiaries when favorable third-party financing may not be available. In 2001, Alleghany made a capital contribution of $17.1 million to Heads & Threads to reduce its outstanding debt. For additional information regarding the capital contribution, see the discussion of Heads & Threads below.

Alleghany has announced that it may purchase shares of its common stock in open market transactions from time to time. In 2001, Alleghany purchased an aggregate of 66,692 shares of its common stock for about $12.7 million, at an average cost of about $190.01 per share. In 2000, Alleghany purchased an aggregate of 494,391 shares of its common stock for about $86.3 million, at an average cost of about $174.60 per share.

At December 31, 2001, about $420.2 million of the equity of Alleghany's subsidiaries was available for dividends or advances to Alleghany. At that date, about $203.2 million of $1.391 billion of Alleghany's equity was unavailable for dividends or advances to Alleghany from its subsidiaries, due to limitations imposed by statutes and agreements with lenders to which those subsidiaries are subject. These limitations have not affected Alleghany's ability to meet its obligations.

Financial strength is also a high priority of Alleghany's subsidiaries, whose assets stand behind their financial commitments to their customers and vendors.

World Minerals

In March 1999, World Minerals entered into a credit agreement (amended in September 2001) with several banks providing for a commitment for revolving credit loans and/or letters of credit in an aggregate principal amount of $120 million. The credit agreement has a final maturity of March 2003. As of December 31, 2001, $48.0 million of indebtedness and $0.8 million of letters of credit were outstanding under the credit agreement, leaving $71.2 million unused and available for borrowing and/or letters of credit. An additional $3.9 million of short-term debt and $1.3 million of long-term debt, including amounts due within one year, was outstanding from local foreign loans permitted under the credit agreement.

World Minerals paid cash dividends to Alleghany totalling $3.3 million in 2000.

Heads & Threads

On April 3, 2000, Heads & Threads entered into a credit agreement (amended and restructured in 2001) with two banks providing for up to $28.0 million of revolving credit loans. In 2001, Heads & Threads reduced its outstanding debt by $36.6 million from $61.2 million at year-end 2000 to $24.6 million at year-end 2001. A portion of the debt was repaid with the proceeds of a capital contribution from Alleghany in the amount of $17.1 million. As of December 31, 2001, $23.0 million of indebtedness was outstanding under Heads & Threads' credit agreement.

Heads & Threads paid cash dividends to Alleghany totalling $0.7 million in 2000.

Alleghany Properties

As part of Alleghany's sale of Sacramento Savings Bank in 1994, Alleghany, through its wholly owned subsidiary Alleghany Properties, purchased the real estate and real estate-related assets of Sacramento Savings. Alleghany Properties is Alleghany's only subsidiary holding substantial real estate investments.

As of December 31, 2001, Alleghany Properties held 18 loans and properties having a total book value of approximately $47.2 million, as compared with 20 loans and properties having a total book value of approximately $52.7 million as of December 31, 2000, and 89 loans and properties having a total book value of approximately $90.1 million as of October 31, 1994 (the date the assets were purchased by Alleghany Properties).

On December 11, 1998, Alleghany Properties issued $40 million aggregate principal amount of 6.83 percent senior notes due 2004. The notes are being repaid in five equal annual principal amortization payments beginning on the second anniversary of their issuance. On December 11, 2001, Alleghany Properties made its second principal payment on the notes, including accrued interest thereon, in the amount of $9.1 million, reducing the outstanding principal to $24.0 million. The proceeds from the sale of the notes were used to pay a dividend of $39.5 million to Alleghany and to cover the expenses of the issuance.

The capital needs of Alleghany Properties consist primarily of various development costs relating to its owned properties. Adequate funds are expected to be generated by sales and reimbursements of tax benefits and, if needed, capital contributions by Alleghany to provide for the currently foreseeable needs of its business.

Alleghany management believes that Alleghany and its subsidiaries have and will have adequate internally generated funds, cash resources and unused credit facilities to provide for the currently foreseeable needs of its and their businesses. Alleghany and its subsidiaries have no material commitments for capital expenditures.

Quantitative and Qualitative Market Risk Disclosure

Market risk is the risk of loss from adverse changes in market prices and rates, such as interest rates, foreign currency exchange rates and commodity prices. The primary market risk related to Alleghany's non-trading financial instruments is the risk of loss associated with adverse changes in interest rates.

Alleghany and its subsidiaries invest in equities. Such investments include about 16.0 million shares of BNSF common stock, which had an aggregate market value as of March 1, 2002 of approximately $473.1 million, or $29.57 per share. The aggregate cost of such shares is approximately $181.8 million, or $11.36 per share. Equity securities are subject to fluctuations in market value. Alleghany holds its equity investments as available for sale. Any changes in the market value in these investments, net of tax, would affect Alleghany's stockholders' equity and comprehensive income.

The primary market risk for the long-term debt of Alleghany and its subsidiaries is interest rate risk at the time of refinancing. Alleghany and its subsidiaries monitor the interest rate environment to evaluate refinancing opportunities. For additional information regarding the long-term debt of Alleghany and its subsidiaries, see "Financial Condition."

Other than one interest rate swap, Alleghany currently does not use derivatives to manage market and interest rate risks. In respect of the interest rate swap, Alleghany is exposed to a credit risk in the unlikely event of nonperformance by the swap counterparty.

Alleghany, through World Minerals, conducts certain business activities in foreign countries. World Minerals minimizes its exposure to the risk of foreign currency fluctuation by, among other things, causing its subsidiaries, whenever feasible, to declare and pay dividends and to invoice their export customers in U.S. dollars or other hard currencies. In addition, Heads & Threads imports virtually all of its fasteners, the costs of which are therefore subject to fluctuations in foreign currency and import duties. Alleghany does not believe that the operations of World Minerals and Heads & Threads subject Alleghany to a material risk from foreign currency fluctuation.

The table below presents a sensitivity analysis of Alleghany's debt obligations that are sensitive to changes in interest rates. Sensitivity analysis is defined as the measurement of potential change in future earnings, fair values or cash flows of market sensitive instruments resulting from one or more selected hypothetical changes in interest rates over a selected time. In this sensitivity analysis model, Alleghany uses fair values to measure its potential change, and a ± 200 basis point range of change in interest rates to measure the hypothetical change in fair value of the financial instruments included in the analysis.

For long-term debt, the change in fair value is determined by calculating hypothetical December 31, 2001 ending prices based on yields adjusted to reflect a ± 200 basis point range of change in interest rates, comparing such hypothetical ending prices to actual ending prices, and multiplying the difference by the par outstanding.

Sensitivity Analysis

(dollars in millions)

Interest Rate Shifts	*-200*	*-100*	*0*	*100*	*200*
Liabilities					
December 31, 2001					
Estimated liability value	$188,600	$185,183	$181,856	$178,614	$175,456
Estimated change in liabilities	$ 6,744	$ 3,327	$ —	$ (3,242)	$ (6,400)

Forward-looking Statements

"Management's Discussion and Analysis of Financial Condition and Results of Operations" (pages 5-9, 11-13, 15-17, 22-24) and "Quantitative and Qualitative Market Risk Disclosure" (pages 24-25) contain disclosures which are forward-looking statements. Forward-looking statements include all statements that do not relate solely to historical or current facts, and can be identified by the use of words such as "may," "will," "expect," "project," "estimate," "anticipate," "plan" or "continue." These forward-looking statements are based upon Alleghany's current plans or expectations and are subject to a number of uncertainties and risks that could significantly affect current plans, anticipated actions and Alleghany's future financial condition and results. The uncertainties and risks include, but are not limited to, those relating to conducting operations in a competitive environment, conducting operations in foreign countries, effects of acquisition and disposition activities, general economic and political conditions, including the effects of a prolonged United States or global economic downturn or recession, changes in costs, including changes in labor costs, energy costs and raw material prices, variations in political, economic or other factors such as currency exchange rates, inflation rates, recessionary or expansive trends, tax changes, legal and regulatory changes, civil unrest or other external factors over which Alleghany has no control, and changes in Alleghany's plans, strategies, objectives, expectations or intentions, which may happen at any time at Alleghany's discretion. As a consequence, current plans, anticipated actions and future financial condition and results may differ from those expressed in any forward-looking statements made by or on behalf of Alleghany.

Consolidated Balance Sheets

Alleghany Corporation and Subsidiaries

December 31, 2001 and 2000

(in thousands, except share amounts)	2001	*2000*
Assets		
Available for sale securities:		
Equity securities (cost: 2001 $226,226; 2000 $222,101)	$ 550,826	$ 535,377
Short-term investments	796,511	348,126
	1,347,337	883,503
Cash	15,717	10,247
Notes receivable	91,536	92,156
Accounts receivable	57,161	69,298
Property and equipment – at cost, less accumulated depreciation and amortization	169,622	165,103
Inventory	71,169	102,404
Other assets	122,463	129,661
Net assets from discontinued operations	—	163,111
	$1,875,005	$1,615,483
Liabilities and Common Stockholders' Equity		
Current taxes payable	$ 90,209	$ 8,436
Other liabilities	103,595	106,564
Parent company debt	—	—
Subsidiaries' debt	181,856	228,178
Net deferred tax liability	108,763	107,231
Total liabilities	484,423	450,409
Commitments and contingent liabilities		
Common stockholders' equity: (common shares authorized: 2001 and 2000 – 22,000,000; common shares issued and outstanding: 2001 – 7,205,888; 2000 – 7,211,820)	1,390,582	1,165,074
	$1,875,005	$1,615,483

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Earnings

Alleghany Corporation and Subsidiaries

Years Ended December 31, *(in thousands, except per share amounts)*	**2001**	*2000*	*1999*
Revenues			
Net fastener sales	**$ 119,038**	$ 135,073	$ 73,674
Interest, dividend and other income	**58,098**	45,634	18,378
Net mineral and filtration sales	**213,433**	205,596	208,480
Net gain on sale of subsidiaries	**522,422**	136,734	—
Net gain on investment transactions	**11,964**	7,939	82,325
Total revenues	**924,955**	530,976	382,857
Costs and expenses			
Costs of goods sold-fasteners	**96,472**	125,913	77,135
Salaries, administrative and other operating expenses	**80,197**	57,922	42,388
Cost of mineral and filtration sales	**153,126**	142,519	139,107
Interest expense	**13,790**	17,714	16,306
Corporate administration	**46,991**	23,220	17,632
Total costs and expenses	**390,576**	367,288	292,568
Earnings from continuing operations, before income taxes	**534,379**	163,688	90,289
Income taxes	**103,816**	16,636	38,631
Earnings from continuing operations	**430,563**	147,052	51,658
Discontinued operations			
(Losses) earnings from discontinued operations, net of tax	**(206,333)**	(78,195)	48,447
Net earnings	**$ 224,230**	$ 68,857	$ 100,105
Basic earnings per share of common stock:*			
Continuing operations	**$ 59.58**	$ 19.72	$ 6.78
Discontinued operations	**(28.55)**	(10.49)	6.35
Basic net earnings per share	**$ 31.03**	$ 9.23	$ 13.13
Diluted earnings per share of common stock:*			
Continuing operations	**$ 59.02**	$ 19.52	$ 6.67
Discontinued operations	**(28.28)**	(10.38)	6.26
Diluted net earnings per share	**$ 30.74**	$ 9.14	$ 12.93

**Adjusted to reflect subsequent common stock dividends.*
See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Changes in Common Stockholders' Equity

Alleghany Corporation and Subsidiaries

Three Years Ended December 31, 2001

(in thousands, except share amounts)	*Common Stock*	*Contributed Capital*	*Accumulated Comprehensive Other Income*	*Treasury Stock*	*Retained Earnings*	*Total Stockholders' Equity*
Balance at December 31, 1998 (7,886,922 shares of common stock issued; 213,089 in treasury)*	$ 7,432	$ 511,301	$ 336,485	$ (62,564)	$ 454,774	$ 1,247,428
Add (deduct):						
Net earnings	—	—	—	—	100,105	100,105
Other comprehensive income, net of tax:						
Cumulative translation loss	—	—	(6,885)	—	—	(6,885)
Change in unrealized appreciation of investments, net	—	—	(217,266)	—	—	(217,266)
Comprehensive income	—	—	(224,151)	—	100,105	(124,046)
Common stock dividend	—	(13,292)	—	38,991	(25,810)	(111)
Other, net	31	(1,952)	—	(13,453)	—	(15,374)
Balance at December 31, 1999 (7,764,767 shares of common stock issued; 156,633 in treasury)*	7,463	496,057	112,334	(37,026)	529,069	1,107,897
Add (deduct):						
Net earnings	—	—	—	—	68,857	68,857
Other comprehensive income, net of tax:						
Cumulative translation loss	—	—	(4,799)	—	—	(4,799)
Minimum pension liability	—	—	238	—	—	238
Change in unrealized appreciation of investments, net	—	—	73,871	—	—	73,871
Comprehensive income	—	—	69,310	—	68,857	138,167
Common stock dividend	—	(5,554)	—	31,752	(26,299)	(101)
Other, net	34	(856)	—	(72,936)	—	(73,758)
Alleghany Underwriting lag adjustment	—	—	(1,163)	—	(5,968)	(7,131)
Balance at December 31, 2000 (7,647,676 shares of common stock issued; 435,856 in treasury)*	7,497	489,647	180,481	(78,210)	565,659	1,165,074
Add (deduct):						
Net earnings	—	—	—	—	224,330	224,330
Other comprehensive income, net of tax:						
Cumulative translation loss	—	—	(2,437)	—	—	(2,437)
Minimum pension liability	—	—	(105)	—	—	(105)
Change in unrealized appreciation of investments, net	—	—	5,777	—	—	5,777
Comprehensive income	—	—	3,235	—	224,330	227,565
Common stock dividend	—	2,479	—	26,036	(28,618)	(103)
Other, net	17	3,211	—	(5,182)	—	(1,954)
Balance at December 31, 2001 (7,513,648 shares of common stock issued; 307,760 in treasury)	**$7,514**	**$ 495,337**	**$ 183,716**	**$ (57,356)**	**$ 761,371**	**$1,390,582**

**Adjusted to reflect subsequent common stock dividends.*
See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Alleghany Corporation and Subsidiaries

Years Ended December 31, *(in thousands)*	**2001**	*2000*	*1999*
Cash flows from operating activities			
Net earnings	**$ 430,563**	$ 147,052	$ 51,658
Adjustments to reconcile net earnings to cash provided by (used in) operations:			
Depreciation and amortization	**19,742**	19,426	17,794
Net gain on investment transactions and sales of subsidiaries	**(234,284)**	(144,673)	(82,325)
Tax benefit on stock options exercised	**816**	3,127	2,241
Other charges, net	**(4,869)**	(1,572)	10,537
Decrease (increase) in account receivables	**12,137**	(9,786)	(4,536)
Decrease (increase) in inventories	**31,235**	(45,973)	2,224
Decrease (increase) in other assets	**7,198**	(4,499)	10,855
Increase (decrease) in other liabilities and current taxes	**78,804**	(2,942)	(1,883)
Net adjustments	**(89,221)**	(186,892)	(45,093)
Cash provided by operations	**341,342**	(39,840)	6,565
Cash flows from investing activities			
Purchase of investments	**(93,784)**	(69,443)	(6,777)
Sales of investments	**110,303**	56,255	178,091
Purchases of property and equipment	**(12,034)**	(15,028)	(15,143)
Net change in short-term investments	**(448,385)**	(216,605)	(117,902)
Other net	**(6,941)**	—	14,973
Proceeds from the sale of subsidiaries, net of cash disposed	**529,116**	385,744	—
Net cash used in investing activities	**78,275**	140,923	53,242
Cash flows from financing activities			
Principal payments on long-term debt	**(77,296)**	(58,153)	(91,504)
Proceeds of long-term debt	**29,723**	72,156	59,378
Treasury stock acquisitions	**(12,576)**	(86,245)	(22,292)
Net cash provided (to) from discontinued operations	**(344,915)**	(33,744)	7,950
Other, net	**(9,083)**	3,293	(8,356)
Net cash used in financing activities	**(414,147)**	(102,693)	(54,824)
Net increase (decrease) in cash	**5,470**	(1,610)	4,983
Cash at beginning of period	**10,247**	11,857	6,874
Cash at end of period	**$ 15,717**	$ 10,247	$ 11,857
Supplemental disclosures of cash flow information			
Cash paid during the year for:			
Interest	**$ 13,920**	$ 16,025	$ 16,189
Income taxes	**$ 5,343**	$ 64,954	$ 22,824

See accompanying Notes to Consolidated Financial Statements.

1. Summary of Significant Accounting Principles

a. Principles of Financial Statement Presentation.

Alleghany Corporation, a Delaware corporation ("Alleghany", or together with its subsidiaries, the "Company"), owns Alleghany Funding Corporation ("AFC"); World Minerals Inc. ("World Minerals"); Alleghany Properties Inc. ("API") and Heads & Threads International LLC ("H&T"). Alleghany also owned Alleghany Asset Management, Inc. ("Alleghany Asset Management") until February 1, 2001, Alleghany Underwriting Holdings Ltd ("Alleghany Underwriting") until November 5, 2001 and Underwriters Re Group, Inc. and its principal subsidiary Underwriters Reinsurance Company ("Underwriters Reinsurance") until May 10, 2000.

On May 10, 2000, Alleghany completed the sale of Underwriters Re Group to Swiss Re America Holding Corporation. Alleghany retained Alleghany Underwriting at the time of the sale of Underwriters Re Group. On November 5, 2001, Alleghany Insurance Holdings LLC completed the sale of Alleghany Underwriting to Talbot Holdings Ltd. Underwriters Re Group and Alleghany Underwriting are recorded as discontinued operations for all periods presented.

On February 1, 2001, Alleghany Asset Management merged into a wholly owned subsidiary of ABN AMRO North America Holding Company. Alleghany Asset Management is recorded as discontinued operations for all periods presented.

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company. All significant intercompany items have been eliminated in consolidation.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b. Investments.

At December 31, 2001 and 2000 marketable investment securities consist of equity securities and short-term investments. The Company classifies its marketable equity securities as available for sale. Short-term investments include commercial paper, certificates of deposit, money market instruments and any fixed maturity with an initial maturity of less than one year.

At December 31, 2001 and 2000, securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect applicable to available for sale securities, are excluded from earnings and are reported in comprehensive income and as a separate component of stockholders' equity until realized. A decline in the fair value of an available for sale security below its cost that is deemed other than temporary is charged to earnings.

Realized gains and losses on investments are determined on the specific identification method.

c. Property and Equipment.

Depreciation of buildings and equipment and amortization of leasehold improvements are principally calculated using the straight-line method over the estimated useful life of the respective assets or the life of the lease, whichever is less.

d. Derivative Financial Instruments.

The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. The Company enters into interest rate swaps for purposes of converting variable interest rate exposure to a fixed rate and to match interest expense with interest income. Interest rate swaps are accounted for as a hedge of the obligation. Interest expense is recorded using the revised interest rate.

e. Income Taxes.

The Company files a consolidated federal income tax return with its domestic subsidiaries. Deferred tax assets and liabilities are recognized for the future tax consequence attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

f. Accounts Receivable.

Accounts receivables consists of receivables, net of allowances.

g. Inventory.

Inventories are stated at the lower of cost or market. Cost is computed using either last in, first out (LIFO) method, first in, first out (FIFO) method or average cost.

h. Revenue Recognition.

Revenue is recognized either upon shipment or upon receipt of goods by the customer depending upon whether the contractual sales terms are FOB shipping point or FOB destination, respectively.

i. Cash.

For purposes of the consolidated statements of cash flows, cash includes only funds on deposit which are available for immediate withdrawal.

j. Net Earnings Per Share of Common Stock.
Earnings per share of common stock are based on the average number of shares of Alleghany common stock outstanding during the years ended December 31, 2001, 2000 and 1999, respectively, as adjusted for stock dividends. The average number of shares of common stock outstanding, as adjusted for stock dividends, was 7,227,059 in 2001, 7,456,358 in 2000, and 7,626,744 in 1999.

k. Impairment of Long-Lived Assets.
The Company follows Statement of Financial Accounting Standards No. 121 (SFAS 121) "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS 121 provides guidance for recognition and measurement of impairment of long-lived assets, certain identifiable intangibles and goodwill related both to assets to be held and used and assets to be disposed of.

l. Stock Option Plans.
The Company follows Statement of Financial Accounting Standards No. 123 (SFAS 123) "Accounting for Stock-Based Compensation." SFAS 123 establishes accounting and reporting standards for stock-based employee compensation plans. This statement allows companies to choose between the "fair value based method of accounting" as defined in this statement and the "intrinsic value based method of accounting" as prescribed by Accounting Principles Board Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees." The Company has elected to continue to follow the accounting guidance provided by APB 25, as permitted.

m. Recent Accounting Pronouncements.
In June 1998, the Financial Accounting Standards Board issued Statement 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities." SFAS 133, as amended by SFAS 138 and related implementation guidance (collectively "the standard") establishes accounting and reporting standards for derivative instruments and hedging activities. The standard requires all derivatives to be recorded on the balance sheet at fair value and establishes special accounting for three different types of hedges. Though the accounting treatment and criteria for each of the three types of hedges is unique, they all result in recognizing offsetting changes in value or cash flow of both the hedge and the hedged item in earnings in the same period. Changes in the fair value of derivatives that do not meet the criteria of one of three categories of hedges are included in earnings in the period of the change with no related offset. The Company adopted the standard on January 1, 2001. The adoption did not have a material effect on the Consolidated Financial Statements.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations," (SFAS No. 141) and SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142). SFAS No. 141 requires that the purchase method of accounting be used for all business combinations. SFAS No. 141 specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142.

The Company adopted the provisions of SFAS No. 141 as of July 1, 2001, and SFAS No. 142 is effective January 1, 2002. Upon adoption of SFAS No. 142, the Company is required to evaluate its existing intangible assets and goodwill that were acquired in purchase business combinations, and to make any necessary reclassifications in order to conform with the new classification criteria in SFAS No. 141 for recognition separate from goodwill. In connection with SFAS No. 142's transitional goodwill impairment evaluation, the statement requires the Company to perform an assessment of whether goodwill is impaired at date of adoption.

Because of the extensive effort needed to comply with adopting SFAS No. 142, it is not practicable to reasonably estimate the impact of adopting the Statement on the Company's financial statements at the date of this report, including whether it will be required to recognize any transitional impairment losses as the cumulative effect of a change in accounting principle.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" (SFAS No. 143). SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company also records a corresponding asset which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on January 1, 2003 and is currently evaluating its impact.

In August, 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144). SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company is required to adopt SFAS No. 144 on January 1, 2002 and is currently evaluating its impact.

n. Reclassification.
Certain prior year amounts have been reclassified to conform to the 2001 presentation.

2. Alleghany Underwriting Lag Adjustment

The results of Alleghany Underwriting were reported on a one-quarter lag through September 30, 2000. The one-quarter lag was eliminated in Alleghany's results for the year-ended December 31, 2000. The lag adjustment of $(5,968) was recorded in retained earnings.

The change in unrealized losses for the lag quarter was $(1,163) and is excluded from other comprehensive income in 2000.

3. Investments

Available for sale securities at December 31, 2001 and 2000 are summarized as follows (in thousands):

2001

Consolidated	*Amortized Cost or Cost*	*Gross Unrealized Gains*	*Unrealized Losses*	*Gross Fair Value*
Equity securities	$ 226,226	$ 324,813	$(213)	$ 550,826
Short-term investments	796,511	—	—	796,511
	$1,022,737	$ 324,813	$(213)	$1,347,337

Industry Segment

Mining and filtration	$ 648	$ —	$ —	$ 648
Corporate Activities	1,022,089	324,813	(213)	1,346,689
	$1,022,737	$ 324,813	$(213)	$1,347,337

2000

Consolidated	*Amortized Cost or Cost*	*Gross Unrealized Gains*	*Unrealized Losses*	*Gross Fair Value*
Equity securities	$ 222,101	$ 313,458	$ (182)	$ 535,377
Short-term investments	348,126	—	—	348,126
	$ 570,227	$ 313,458	$ (182)	$ 883,503

Industry Segment

Mining and filtration	$ 1,216	$ —	$ —	$ 1,216
Corporate activities	569,011	313,458	(182)	882,287
	$ 570,227	$ 313,458	$ (182)	$ 883,503

The amortized cost and estimated fair value of fixed maturities at December 31, 2001 by contractual maturity, are shown below (in thousands). Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	*Fair Value*
Short-term investments due in one year or less	$ 796,511	$ 796,511
	796,511	796,511
Equity securities	226,226	550,826
	$1,022,737	$1,347,337

The proceeds from sales of available for sale securities were $102.5 million, $56.3 million, and $177.8 million in 2001, 2000 and 1999, respectively. None were from sales of fixed maturities.

Gross realized gains and gross realized losses of available for sale securities were $14.6 million and $0.1 million, $10.0 million and $0 million, and $85.2 million and $0.04 million respectively, in 2001, 2000, and 1999.

During 2001 and 2000, Alleghany had fixed maturity and equity investments that were trading below cost. The Company determined that these declines were other than temporary and, accordingly, recorded a loss provision of approximately $2.6 million and $2.1 million, respectively for these investments.

4. Inventory

Inventories at December 31, 2001 and 2000 are summarized as follows (in thousands):

	2001	*2000*
Finished goods	$56,356	$ 88,948
Work in process	3,813	3,199
Raw material	11,000	10,257
	$71,169	$102,404

5. Debt

Total debt at December 31, 2001 and 2000 is summarized as follows (in thousands):

	2001	2000
Long-Term Debt:		
API		
Senior notes at 6.83%, due through 2004	**$ 24,000**	$ 32,000
AFC		
Notes payable at 5.3% to 6.6% due 2007	**80,000**	80,000
World Minerals		
Revolving credit line at LIBOR + 1 to 1.25% due through 2003	**48,000**	50,000
Other loans at 4.95% to 7.0%, due 2004-2011	**1,264**	314
Heads & Threads		
Revolving loan agreement	**—**	5,724
Notes payable at 8.48% due 2005	**—**	4,250
Capital lease obligations	**1,599**	1,697
Bankers acceptance at 7.37% to 8.15% due through 2003	**23,000**	24,501
	177,863	198,486
Short-Term Debt:		
World Minerals		
Bank of China term loan at 7.02% due 2002	**2,356**	2,356
Other loans due through 2002	**347**	1,004
Industrial & Commercial Bank of China 6.72% due 2002	**1,269**	1,269
Heads & Threads		
Revolving loan agreement at 7.94% to 8.12% due through 2001	**—**	25,000
Capital lease obligations	**21**	63
	3,993	29,692
	$181,856	$228,178

In November 2000, Alleghany entered into a five-year and a 364-day revolving credit agreement with a bank which provides commitments for revolving credit loans in an aggregate principal amount of $200 million. It has been Alleghany's practice under past revolving credit agreements to repay borrowings promptly in order to keep the facility available for future acquisitions.

At Alleghany's option, borrowings bear interest at a rate based on the prevailing rates for dollar deposits in the London interbank market or the greater of the Federal funds rate and the bank's prime rate. No amounts were outstanding at 2001 and 2000 year-end. A commitment fee of up to 1/4 of 1% per annum of the unused commitment is charged. The revolving credit agreement, among other things, requires Alleghany to maintain tangible net worth not less than $1 billion, limits the amount of certain other indebtedness, contains restrictions with respect to mortgaging or pledging any of Alleghany's assets, the consolidation or merger with any other corporation and requires certain levels of unrestricted liquid assets to be maintained.

On December 11, 1998, Alleghany Properties issued $40 million aggregate principal amount of 6.83 percent senior notes due 2004. The notes will be repaid in five equal annual principal amortization payments beginning on the second anniversary of their issuance.

On December 11, 2001, Alleghany Properties made its second principal payment on the notes, including accrued interest thereon, in the amount of $9.1 million, reducing the outstanding principal to $24.0 million. The proceeds from the sale of the notes were used to pay a dividend of $39.5 million to Alleghany and to cover the expenses of the issuance.

AFC notes are primarily secured by a $91.5 million installment note receivable. AFC has entered into a related interest rate swap agreement with a notional amount of $86 million for the purpose of matching interest expense with interest income. This swap is pay variable, receive variable. Alleghany pays a variable rate equal to the one month commercial paper rate plus 0.0625% and receives a variable rate equal to the three month LIBOR rate plus 0.375%. The swap matures on January 22, 2007. AFC is exposed to credit risk in the unlikely event of nonperformance by the swap counterparty.

On August 14, 2000, Alleghany Underwriting entered into a credit agreement, which replaced a credit facility entered into by Underwriters Re Group providing for up to $275 million of letters of credit and up to $75 million in borrowings. The agreement was secured by the common stock of Alleghany Asset Management and guaranteed by Alleghany. About $252.7 million of letters of credit were outstanding under this credit agreement at year-end 2000.

Upon the merger of Alleghany Asset Management on February 1, 2001, the credit agreement was amended to provide for the substitution by Alleghany of other collateral equal to 111 percent of the aggregate commitments in exchange for the release of the Alleghany Asset Management stock, and the reduction of the banks' aggregate commitments to $260 million. Upon the sale of Alleghany Underwriting in November 2001, this credit agreement was terminated. Talbot Holdings Ltd., the new owners of Alleghany Underwriting, are seeking to raise new capital to continue operating in the Lloyds insurance market. Alleghany has agreed to provide a $25 million letter of credit to support the business written by a new syndicate of Talbot Holdings during 2002.

In March 1999, World Minerals entered into a credit agreement with several banks providing for a commitment for revolving credit loans and/or letters of credit in an aggregate principal amount of $120 million. Outstanding letters of credit may not exceed $20 million. The credit agreement has a final maturity of March 2003. As of December 31, 2001, $48.0 million of indebtedness and $0.8 million of letters of credit were outstanding under World Minerals' credit facility and an additional $3.9 million of short-term debt and $1.3 million of long-term debt was outstanding. The aggregate available long-term borrowing and letter of credit amount as of December 31, 2001 was $71.2 million.

On April 3, 2000, Heads & Threads entered into a credit agreement with several banks providing for, as amended, up to $60.0 million of revolving credit loans and a $5 million term loan. As of December 31, 2000, $59.5 million of indebtedness was outstanding under Heads &

Threads' credit facilities and an additional $1.8 million of capital lease obligations were outstanding. In December 2001, the credit agreement was amended and the bank group restructured. The bank lines were decreased to $28 million of revolving credit loans. At December 31, $23 million was outstanding under this facitity and $1.6 million of capital lease obligations were outstanding.

Regarding the Company's interest rate swaps, there were no deferred gains or losses related to terminated interest rate swap contracts as of the end of each of the last three fiscal years. The impact of Alleghany's hedging activities has been to increase (decrease) its weighted average borrowing rates by 0.03%, (0.02)%, and 0.07% and to increase (decrease) reported interest expense by $0.1 million, $(0.1) million, and $0.3 million for the years ended 2001, 2000 and 1999, respectively.

Scheduled aggregate annual maturities of debt for each of the next five years and thereafter are as follows (in thousands):

2002	$ 13,759
2003	79,192
2004	8,152
2005	109
2006	112
Thereafter	80,532
	$ 181,856

6. Income Taxes

Income tax expense from continuing operations consists of the following (in thousands):

	Federal	*State*	*Foreign*	*Total*
2001				
Current	**$ 30,130**	**$ 50,434**	**$ 7,640**	**$ 88,204**
Deferred	**17,236**	**(1,421)**	**(203)**	**15,612**
	$ 47,366	**$ 49,013**	**$ 7,437**	**$103,816**
2000				
Current	$ 16,109	$ 2,525	$ 6,566	$ 25,200
Deferred	(7,177)	(974)	(413)	(8,564)
	$ 8,932	$ 1,551	$ 6,153	$ 16,636
1999				
Current	$ 8,351	$ 3,849	$ 7,928	$ 20,128
Deferred	19,000	(47)	(450)	18,503
	$ 27,351	$ 3,802	$ 7,478	$ 38,631

Earnings from continuing operations, before income taxes includes $21.9 million, $3.6 million and $17.9 million from foreign operations in 2001, 2000 and 1999, respectively.

The difference between the federal income tax rate and the effective income tax rate on continuing operations is as follows:

	2001	*2000*	*1999*
Federal income tax rate	**35.0%**	35.0%	35.0%
Goodwill amortization	**0.1**	0.2	0.3
Income subject to dividends-received deduction	**(0.4)**	(1.3)	0.7
State taxes, net of federal tax benefit	**5.9**	0.8	1.6
Book tax basis adjustment	**(22.0)**	(25.3)	—
Other, net	**0.4**	0.6	5.4
	19.0%	10.0%	43.0%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2001 and 2000 are as follows (in thousands):

	2001	*2000*
Deferred tax assets:		
Net operating loss carryforward and foreign tax credit	**$ 10,412**	$ 10,391
Reserves for impaired assets	**6,378**	5,265
Expenses deducted for tax purposes when paid	**1,263**	2,767
Securities valuation	**1,370**	2,930
Basis difference on BNSF	**39,801**	39,801
Performance shares	**6,370**	6,518
Compensation accruals	**9,696**	10,209
Valuation allowance	**(2,314)**	(2,116)
Other	**5,935**	2,865
Total deferred tax assets	**78,911**	78,630
Deferred tax liabilities:		
Unrealized gain on investments	**113,610**	109,647
Tax over book depreciation	**25,599**	25,710
Deferred income on installment note	**31,974**	31,974
BNSF redemption	**14,881**	14,881
Other	**1,610**	3,649
Total deferred tax liabilities	**187,674**	185,861
Net deferred tax liability	**$(108,763)**	$(107,231)

A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. At December 31, 2001 and 2000, the Company has established a valuation allowance of $2.3 million and $2.1 million, respectively, for certain deferred state tax assets which it believes may not be realized.

During 2000, the Internal Revenue Service closed its examination of Alleghany's federal income tax returns for 1996 and 1997. The deficiencies were settled for an amount which was not material.

7. Stockholders' Equity

The total number of shares of all classes of capital stock which Alleghany has authority to issue is 30,000,000, of which 8,000,000 shares are preferred stock, par value of $1.00, and 22,000,000 shares are common stock, par value of $1.00.

At December 31, 2001, $191.2 million of World Minerals stockholders' equity was restricted as to dividend payment to Alleghany by a borrowing agreement.

Additionally, payments of dividends (other than stock dividends) by Alleghany to its stockholders are limited by the terms of its revolving credit loan agreement which provides that Alleghany can pay dividends up to the sum of cumulative net earnings after September 30, 2000, proceeds from the issuance of stock after September 30, 2000 and $50 million, provided that Alleghany maintains certain financial ratios as defined in the agreement. At December 31, 2001 approximately $237.9 million of capital was available for dividends.

Alleghany provides, through its 1993 Long-Term Incentive Plan, for incentive compensation of the types commonly known as restricted stock, stock options, stock appreciation rights, performance shares, performance units, and phantom stock, as well as other types of incentive compensation. Awards may include, but are not limited to, cash and/or shares of Alleghany's common stock, rights to receive cash and/or shares of common stock and options to purchase shares of common stock including options intended to qualify as incentive stock options under the Internal Revenue Code and options not intended to qualify. The number of performance shares awarded under the incentive plan to employees of the Company were 20,077 in 2001, 19,820 in 2000, and 49,913 in 1999 (as adjusted for stock dividends). In 1999, a special award of 30,000 shares was awarded and will be fully earned upon the meeting of certain goals within a three year period.

Under the incentive plan, participants are entitled, at the end of a four-year award period, to the fair value of the number of shares of Alleghany's common stock (adjusted for anti-dilution and the effect of the Chicago Title spin-off from date of award), equal to the number of performance shares issued to them based on market value on the payment date and normally payable half in cash and half in stock, provided defined levels of performance are achieved. As of December 31, 2001 (for all award periods through the award period 2001), approximately 137,985 performance shares were outstanding. Expense is recognized over the performance period on a pro rata basis. The amounts charged to the Company's earnings with respect to the plan was $8.1 in 2001, $5.7 million in 2000, and $3.4 million in 1999.

Alleghany also provides, through its Directors' Stock Option Plan, for the automatic grant of non-qualified stock options to purchase 1,000 shares of common stock in each year after 1987 to each non-employee director. Options to purchase 7,000 shares at the then fair market value of $201.10 were granted in 2001. At December 31, 2001, 76,189 options were outstanding, of which 60,445 options were vested at an average option price of $127.64.

No options were granted to subsidiary directors in 2001. At December 31, 2001, 15,546 options were outstanding to subsidiary directors of which 12,146 options were vested at an average option price of $198.02

In October 1997 options outstanding under the 1993 Stock Option Plan of Underwriters Re Group, Inc. were exchanged for Alleghany options under the Underwriters Re Group 1997 Stock Option Plan, which is still in effect. The stock options are not exercisable until one year from the date of grant when 25% are exercisable with an additional 25% becoming exercisable on each subsequent anniversary of the grant date. No options were issued in 2001. At December 31, 2001, 126,879 options were outstanding, of which 126,879 were vested at an average option price of $78.04.

In connection with its purchase of Alleghany Underwriting in October 1998, Underwriters Re Group granted Alleghany options under the Underwriters Re Group 1998 Stock Option Plan in exchange for outstanding options and warrants to purchase shares of Alleghany Underwriting stock. No options were issued in 2001. At December 31, 2001, 11,786 options were outstanding of which 11,786 were vested at an average option price of $72.30.

The Board of Directors has authorized the purchase from time to time of additional shares of common stock for the treasury. During 2001, 2000, and 1999, Alleghany repurchased 66,692, 494,391 and 127,320 shares of its common stock at a cost of $12.7 million, $86.3 million and $22.3 million, respectively.

8. Fixed Stock Option Plan

The Company has three fixed option plans as described in Note 7.

The fair value of each option grant, including the converted Underwriters Re Group options, is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2001, 2000, and 1999, respectively; no cash dividend yield for all years; expected volatility ranged from 17 to 18 percent for all years; risk-free interest rates ranged from 1.75 to 5.12 percent; and expected lives of six and seven years.

A summary of the status of the Company's fixed option plan as of December 31, 2001, 2000, and 1999, and changes during the years ending on those dates is presented below:

	2001		2000		1999	
	Shares (000)	**Weighted Average Grant Price**	*Shares (000)*	*Weighted Average Grant Price*	*Shares (000)*	*Weighted Average Grant Price*
Fixed Options						
Outstanding, beginning	**345**	**$125**	446	$111	503	$105
Granted	**7**	**201**	15	168	12	180
Exercised	**(19)**	**85**	(114)	74	(65)	71
Forfeited	**(103)**	**179**	(2)	193	(4)	180
Outstanding, ending	**230**	**$106**	345	$125	446	$111
Options exercisable at year-end	**211**	**—**	214	—	263	—
Weighted average fair value of options granted during the year	**—**	**$70.50**	—	$57.48	—	$59.13

Options Outstanding

	Number Outstanding at 12/31/01	*Weighted Average Remaining Contractual Life (years)*	*Weighted Average Exercise Price*
Range of Exercise Prices			
$64 to 86	**140,000**	2.1	$ 72
$110 to 222	**90,000**	6.5	158
$64 to 222	**230,000**	3.8	$106

Options Exercisable

	Number Exercisable at 12/31/01	*Weighted Average Exercise Price*
Range of Exercise Prices		
$64 to 86	**140,000**	$ 72
$110 to 222	**71,000**	151
$64 to 222	**211,000**	$ 98

The Company applies APB 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plan. The compensation cost that has been charged against income for its performance-based plan was $8.1 million, $5.7 million, and $3.4 million in 2001, 2000, and 1999, respectively. Had compensation cost for the Company's two stock-based compensation plans been determined based on the fair value at the grant date for awards under those plans consistent with the method of SFAS 123, the Company's net earnings and earnings per share would have changed to the pro forma amounts indicated above:

		2001	*2000*	*1999*
Net earnings	As reported	**$224,230**	$68,857	$100,105
	Pro forma	**$225,927**	$68,019	$ 97,593
Basic earnings per share	As reported	**$ 31.03**	$ 9.23	$ 13.13
	Pro forma	**$ 31.26**	$ 9.12	$ 12.80

9. Employee Benefit Plans

The Company has several noncontributory defined benefit pension plans covering substantially all of its employees. The defined benefits are based on years of service and the employee's average annual base salary over a consecutive 3-year period during the last ten years of employment plus one half of the highest average annual bonus over a consecutive 5-year period during the last ten years of employment. The Company's funding policy is to contribute annually the amount necessary to satisfy the Internal Revenue Service's funding standards. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future. Chicago Trust is a qualified trust company and, as such, serves as trustee for the assets of certain of the pension plans.

The following tables set forth the defined benefit plans' funded status at December 31, 2001 and 2000 (in millions, except percentages):

	2001	*2000*
Change in projected benefit obligations:		
Projected benefit obligation at beginning of year	**$ 55.9**	$ 48.1
Service cost	**2.9**	2.3
Interest cost	**3.4**	3.5
Amendments	**2.6**	0.1
Actuarial (gain) loss	**(0.7)**	4.0
Benefits paid	**(10.2)**	(2.1)
Projected benefit obligation at end of year	**$ 53.9**	$ 55.9
Change in plan assets:		
Fair value of plan assets at beginning of year	**$ 49.3**	$ 47.4
Actual return on plan assets	**(0.8)**	0.9
Company contributions	**3.3**	3.1
Benefits paid	**(10.2)**	(2.1)
Fair value of plan assets at end of year	**$ 41.6**	$ 49.3
Funded status	**$(12.3)**	$ (6.7)
Unrecognized net loss (gain)	**5.6**	(2.2)
Unrecognized prior service cost	**2.0**	6.6
Pension liability included in other liabilities	**$ (4.7)**	$ (2.3)

	2001	*2000*	*1999*
Net pension cost included the following expense (income) components:			
Service cost — benefits earned during the year	**$2.8**	$ 2.4	$ 2.6
Interest cost on projected benefit obligation	**3.4**	3.6	3.2
Expected return on plan assets	**(3.2)**	(3.4)	(3.1)
Net amortization and deferral	**1.9**	1.0	1.8
Recognized net actuarial loss	**—**	—	0.2
Net periodic pension cost included in costs and expenses	**$4.9**	$ 3.6	$ 4.7

	2001	*2000*
Assumptions used in computing the funded status of the plans are as follows:		
Rates for increases in compensation levels	**5.00%**	5.00%
Range of weighted average discount rates	**7.00%**	7.00%
Range of expected long-term rates of return	**4-8%**	4-8%

The Company provides supplemental retirement benefits through deferred compensation programs and profit sharing plans for certain of its officers and employees for which earnings were charged $2.9 million in 2001, $3.1 million in 2000, and $2.8 million in 1999.

The Company also provides certain healthcare and life insurance benefits for retired employees. The cost of these benefits is accrued during the period that employees render service. The accrued postretirement benefit obligation was $0.3 million and $0.3 million at December 31, 2001 and 2000, respectively. The postretirement healthcare and life insurance costs (income) recognized were $0.1 million, $0.1 million, and $0.2 million for 2001, 2000, and 1999, respectively.

10. Comprehensive Income

Comprehensive income requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. Accumulated other comprehensive income of the Company consists of net unrealized gains on investment securities and foreign exchange translation adjustments.

	Before Tax	*Tax Expense*	*Net of Tax Amount*
2001			
Unrealized holding losses arising during period	**$ 18,251**	**$ (6,387)**	**$ 11,864**
Less: reclassification adjustments for gains realized in net income	**(9,364)**	**3,277**	**(6,087)**
Change in unrealized loss on investments	**$ 8,887**	**$ (3,110)**	**$ 5,777**
2000			
Unrealized holding losses arising during period	$ 120,131	$ (42,046)	$ 78,085
Less: reclassification adjustments for gains realized in net income	(6,483)	2,269	(4,214)
Change in unrealized loss on investments	$ 113,648	$ (39,777)	$ 73,871
1999			
Unrealized holding gains arising during period	$ (249,327)	$ 87,265	$ (162,062)
Less: reclassification adjustments for gains realized in net income	(84,929)	29,725	(55,204)
Change in unrealized gain on investments	$ (334,256)	$ 116,990	$ (217,266)

11. Earnings per share

Earnings per share has been computed in accordance with the provisions of SFAS 128. The following is a reconciliation of the income and share data used in the basic and diluted earnings per share computations for the years ended December 31 (in thousands, except share amounts):

	2001	*2000*	*1999*
Income from continuing operations	**$430,563**	$147,052	$ 51,658
Discontinued operations	**(206,333)**	(78,195)	48,447
Income available to common stockholders for basic earnings per share	**224,230**	68,857	100,105
Effect of dilutive securities	**—**	—	—
Income available to common stockholders for diluted earnings per share	**$224,230**	$ 68,857	$ 100,105
Weighted average common shares outstanding applicable to basic earnings per share	**7,227,059**	7,456,358	7,626,744
Effect of dilutive securities: Options	**67,927**	78,767	113,380
Adjusted weighted average common shares outstanding applicable to diluted earnings per share	**7,294,986**	7,535,125	7,740,124

Contingently issuable shares of 42,993, 46,209 and 53,524, were potentially available during 2001, 2000 and 1999, respectively, but were not included in the computation of diluted earnings per share because the impact was anti-dilutive to the earnings per share calculation.

12. Commitments and Contingencies

The Company leases certain facilities, furniture and equipment under long-term lease agreements. In addition, certain land, office space and equipment are leased under noncancelable operating leases which expire at various dates through 2011. Rent expense was $7.9 million, $7.6 million, and $5.6 million in 2001, 2000 and 1999, respectively.

The aggregate minimum payments under operating leases with initial or remaining terms of more than one year are $7.8 million, $6.6 million, $4.8 million, $3.4 million, $2.8 million and $7.4 million in 2002, 2003, 2004, 2005, 2006 and thereafter, respectively.

The Company's subsidiaries are parties to pending litigation and claims in connection with the ordinary course of their businesses. Each such operating unit makes provisions for estimated losses to be incurred in such litigation and claims, including legal costs. In the opinion of management, based in part on advice of counsel, such provisions are adequate.

13. Fair Value of Financial Instruments

The estimated fair values of the Company's financial instruments are as follows (in thousands):

	2001		2000	
	Calculated Carrying Amount	Fair Value	Calculated Carrying Amount	Fair Value
Assets				
Investments	$1,347,337	$1,347,337	$883,503	$883,503
Notes receivable	$ 91,536	$ 91,536	$ 92,156	$ 92,156
Swap-hedging purposes	$ 429	$ 429	—	$ —
Liabilities				
Debt	$ 181,856	$ 185,239	$228,178	$230,500

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate fair value:

Investments: The fair value of equity securities are based upon quoted market prices. The fair value of short-term investments approximates amortized cost.

Notes receivable: The carrying amount approximates fair value because interest rates approximate market rates.

Swap: The fair value of the swap is based on a valuation model.

Debt: The fair value of the Company's debt is estimated based on the quoted market prices for the same or similar issues or on current rates offered to the Company for debt of the same remaining maturities.

14. Segments of Business

Information concerning the Company's continuing operations by industry segment as of and for the years ended December 31, 2001, 2000, and 1999, respectively, is summarized as follows (in thousands):

	2001	2000	1999
Revenues from continuing operations			
Mining and filtration	$ 214,605	$ 206,328	$ 208,554
Industrial fasteners	119,396	135,073	73,674
Corporate activities	590,954	189,575	100,629
Total	$ 924,955	$ 530,976	$ 382,857
Earnings from continuing operations, before income taxes			
Mining and filtration	$ 23,373	$ 7,534	$ 28,645
Industrial fasteners	(16,740)	9,160	(3,461)
Corporate activities	588,527	187,928	99,043
	595,160	204,622	124,227
Interest expense	13,790	17,714	16,306
Corporate administration	46,991	23,220	17,632
Total	$ 534,379	$ 163,688	$ 90,289
Identifiable assets at December 31			
Mining and filtration	$ 310,129	$ 301,390	$ 332,300
Industrial fasteners	78,053	117,639	53,926
Corporate activities	1,486,823	1,196,454	1,150,105
Total	$1,875,005	$1,615,483	$1,536,331
Capital expenditures			
Mining and filtration	$ 11,153	$ 9,622	$ 13,567
Industrial fasteners	763	5,367	1,562
Corporate activities	118	39	14
Total	$ 12,034	$ 15,028	$ 15,143
Depreciation and amortization			
Mining and filtration	$ 17,342	$ 16,819	$ 16,077
Industrial fasteners	2,064	2,242	1,472
Corporate activities	336	365	245
Total	$ 19,742	$ 19,426	$ 17,794

15. Quarterly Results of Operations (unaudited)

Selected quarterly financial data for 2001 and 2000 are presented below (in thousands, except per share amounts):

	Quarters Ended			
	Mar. 31	*Jun. 30*	*Sep. 30*	*Dec. 31*
2001				
Revenues from continuing operations	**$ 875,803**	**$103,760**	**$(140,699)**	**$86,091**
Earnings (loss) from continuing operations, net of tax	**$ 466,197**	**$ 2,547**	**$ (36,808)**	**$ (1,373)**
Earnings (loss) from discontinued operations, net of tax	**(10,788)**	**(11,865)**	**(184,010)**	**330**
Net earnings (loss)	**$ 455,409**	**$ (9,318)**	**$(220,818)**	**$ (1,043)**
Basic earnings per share of common stock: *				
Continuing operations	**$ 64.48**	**$ 0.35**	**$ (5.09)**	**$ (0.19)**
Discontinued operations	**(1.49)**	**(1.64)**	**(25.44)**	**0.05**
Basic net earnings	**$ 62.99**	**$ (1.29)**	**$ (30.53)**	**$ (0.14)**
2000				
Revenues from continuing operations	$ 79,354	$ 260,122	$ 103,861	$ 87,640
Earnings (loss) from continuing operations, net of tax	$ 3,046	$ 137,218	$ 8,877	$ (2,088)
Earnings (loss) from discontinued operations, net of tax	(27,752)	(21,161)	7,973	(37,256)
Net earnings (loss)	$ (24,706)	$ 116,057	$ 16,850	$ (39,344)
Basic earnings per share of common stock: *				
Continuing operations	$ 0.40	$ 18.20	$ 1.20	$ (0.29)
Discontinued operations	(3.65)	(2.80)	1.08	(5.10)
Basic net earnings	$ (3.25)	$ 15.40	$ 2.28	$ (5.39)

** Adjusted to reflect subsequent stock dividends.*

Earnings per share by quarter may not equal the amount for the year due to the timing of share transactions and rounding. The 2000 quarters have been restated to reflect the Alleghany Underwriting quarter lag adjustment.

16. Other Information

a. Other assets shown in the consolidated balance sheets at December 31, 2001 and 2000 includes goodwill, net of accumulated amortization of $10.5 million and $8.3 million, respectively. The amount of goodwill included in the balance sheet is as follows (in thousands):

	2001	*2000*	*Amortization Period*
World Minerals	**$42,772**	$ 40,744	40 years
Heads & Threads	**6,936**	7,446	15 years
	$49,708	$ 48,190	

Real estate properties of $46,703 and $51,914, net of allowances are also included in other assets.

b. Other liabilities shown in the consolidated balance sheets include the following amounts at December 31, 2001 and 2000 (in millions):

	2001	*2000*
Accounts payable	**$ 8.2**	$ 16.1
Reserve for performance shares	**$19.0**	$ 18.6
Pension, retirement & incentive plans	**$11.6**	$ 14.9

c. Property and equipment, net of accumulated depreciation and amortization at December 31, 2001 and 2000, are as follows (in thousands):

	2001	*2000*	*Depreciation Period*
Land	**$ 13,998**	$ 13,938	—
Buildings and improvements	**45,243**	42,808	30-40 years
Furniture and equipment	**143,649**	143,941	3-20 years
Ore reserves	**36,739**	27,950	30 years
Leasehold improvements	**1,108**	1,130	Various
Other	**31,893**	28,108	
	272,630	257,875	
Less: Accumulated depreciation and amortization	**(103,008)**	(92,772)	
	$169,622	$165,103	

17. Subsequent events

On January 4, 2002, Alleghany acquired Capitol Transamerica Corporation for $182 million. Capitol Transamerica Corporation is an insurance holding company based in Madison, Wisconsin that writes specialty lines of property and casualty insurance, as well as fidelity and surety coverages. Primarily through its subsidiary, Capitol Indemnity Corporation, Capitol Transamerica operates in 37 states with a geographic concentration in the Midwestern and Plains States. Capitol Indemnity is rated A+ (Superior) by A.M. Best Company, Inc., an independent organization that analyzes the insurance industry. Contemporaneous with the acquisition of Capitol Transamerica, Alleghany acquired a Nebraska-domiciled property and casualty insurance company for approximately $40 million, which is licensed in 50 states and operates in conjunction with Capitol Transamerica.

Independent Auditors' Report

Alleghany Corporation and Subsidiaries



Certified Public Accountants
757 Third Avenue
New York, NY 10017

The Board of Directors and Stockholders
Alleghany Corporation:

We have audited the accompanying consolidated balance sheets of Alleghany Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of earnings, changes in common stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements, appearing on pages 26 through 39, are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alleghany Corporation and subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP
February 26, 2002

Combining Balance Sheet

Alleghany Corporation and Subsidiaries

December 31, 2001

(in thousands) *(Not covered by Independent Auditors' Report)*	*World Minerals*	*Heads & Threads*	*Corporate Activities*	*Combined*
Assets				
Available for sale securities:				
Equity securities	$ —	$ —	$ 550,826	$ 550,826
Short-term investments	648	—	795,863	796,511
	648	—	1,346,689	1,347,337
Cash	9,565	5,068	1,084	15,717
Notes receivable	12,075	—	79,461	91,536
Accounts receivable	39,672	15,098	2,391	57,161
Property and equipment – net	164,538	4,878	206	169,622
Inventory	28,179	42,990	—	71,169
Other assets	55,452	10,019	56,992	122,463
	$ 310,129	$ 78,053	$ 1,486,823	$ 1,875,005
Liabilities and Common Stockholders' Equity				
Current taxes payable	$ —	$ 2,361	$ 87,848	$ 90,209
Other liabilities	49,130	8,619	45,846	103,595
Parent company debt	—	—	—	—
Subsidiaries debt	53,236	24,620	104,000	181,856
Net deferred tax liability	13,806	(10,117)	105,074	108,763
Total liabilities	116,172	25,483	342,768	484,423
Commitments and contingent liabilities and contingent liabilities				
Common stockholders' equity	193,957	52,570	1,144,055	1,390,582
	$ 310,129	$ 78,053	$ 1,486,823	$ 1,875,005

Combining Statement of Earnings from Continuing Operations, Before Income Taxes

Alleghany Corporation and Subsidiaries

Year Ended December 31, 2001

(in thousands) *(Not covered by Independent Auditors' Report)*	*World Minerals*	*Heads & Threads*	*Corporate Activities*	*Combined*
Revenues				
Net fastener sales	$ —	$119,038	$ —	$ 119,038
Interest, dividend and other income	1,172	358	56,568	58,098
Net mineral and filtration sales	213,433	—	—	213,433
Net gain on sale of subsidiaries	—	—	522,422	522,422
Net gain on investment transactions	—	—	11,964	11,964
Total revenues	214,605	119,396	590,954	924,955
Costs and expenses				
Cost of goods sold-fasteners	—	96,472	—	96,472
Salaries, administrative, and other operating expenses	38,106	39,664	2,427	80,197
Cost of mineral and filtration sales	153,126	—	—	153,126
Interest expense	3,636	3,465	6,689	13,790
Corporate administration	—	—	46,991	46,991
Total costs and expenses	194,868	139,601	56,107	390,576
Earnings (loss) from continuing operations, before income taxes	$ 19,737	$ (20,205)	$ 534,847	$ 534,379

Alleghany Corporation and Subsidiaries

F.M. Kirby,

Chairman of the Board since 1967 and chief executive officer from 1967 until July 1992, is a former director of American Express Company, Cyclops Industries, Inc., The Pittston Company, New York Central Railroad, Penn Central Railroad, Woolworth Corporation, Alpha Portland Cement Co. and U.S. Industries, Inc., former Chairman of Investors Diversified Services, Inc., President, F.M. Kirby Foundation, Inc., Vice President of the Pennsylvania Society, a director – emeritus of The National Football Foundation and College Hall of Fame, Inc. Mr. Kirby is an alumnus of Lafayette College and the Harvard Business School.

John J. Burns, Jr.,

President and chief operating officer since 1977 and chief executive officer since July 1992, joined Alleghany in 1968 as Vice President – Finance. He is a director of Burlington Northern Santa Fe Corporation and Fidelity National Financial, Inc. Before joining Alleghany, he was a general partner of New York Securities Co. and a security analyst at Goldman Sachs & Co. Mr. Burns is a graduate of Boston College and the Harvard Business School.

David B. Cuming,

Senior Vice President and chief financial officer since 1989, joined Alleghany as Vice President in 1977. Previously he was a manager and investment advisor with private venture capital organizations. Mr. Cuming has bachelor's and master's degrees from Trinity College in Cambridge, England.

Robert M. Hart,

Senior Vice President and General Counsel since 1994 and Secretary since January 1995, was a partner in the law firm of Donovan Leisure Newton & Irvine before joining Alleghany. He is a member of the American Bar Association and the American Law Institute, and a Senior Lecturer in Law at Duke University. Mr. Hart is a graduate of Marist College and Duke University School of Law.

Benson J. Chapman,

Vice President since January 1995, was a partner at KPMG LLP before joining Alleghany. He is a member of the American Institute of Certified Public Accountants, the New York and New Jersey Societies of Certified Public Accountants, Financial Executives International and the Tax Executives Institute. Mr. Chapman is a graduate of the University of Pennsylvania and the Northeastern University Graduate School of Business Administration.

Dorothea C. Gilliam,

Vice President – Investments since 1991, joined Chicago Title in 1986. She is a Chartered Financial Analyst and a member of the Association for Investment Management and Research. Before joining Chicago Title, she was a security analyst at Duff & Phelps, Inc. Ms. Gilliam is a graduate of Newton College of the Sacred Heart and the University of Tennessee Business School.

Jefferson W. Kirby,

Vice President since 1994, joined Alleghany as director of corporate development in 1992. He is a director of F.M. Kirby Foundation, Inc. and The National Football Foundation and College Hall of Fame, Inc. and a trustee of Lafayette College. Previously he was an associate with Bankers Trust Company. Mr. Kirby is a graduate of Lafayette College and The Fuqua School of Business, Duke University.

Peter R. Sismondo,

Vice President, Controller and Assistant Secretary since 1989 and Treasurer since January 1995, joined Alleghany in 1988 as Controller and Assistant Secretary. Previously he was Vice President of E.F. Hutton Group Inc. He is a member of the American Institute of Certified Public Accountants. Mr. Sismondo is a graduate of Princeton University and the Rutgers Graduate School of Management.

Ilse P. Willems,

Associate General Counsel and Assistant Secretary since April 1995, was an associate in the law firm of Donovan Leisure Newton & Irvine before joining Alleghany. She is a member of the American Bar Association. Ms. Willems is a graduate of Dartmouth College and the University of Virginia School of Law.

John Oskam,

President and chief executive officer of World Minerals since May 2000, was previously Managing Director of Omya UK, a leading manufacturer of calcium carbonate fillers. He was at World Minerals from 1993 to 1998, ultimately serving as Senior Vice President Operations. He has worked in the industrial minerals industry in increasingly responsible positions since 1965. Mr. Oskam has a bachelor's degree in engineering from Lafayette College.

Donald L. Haggerty,

President and Chief Executive Officer of Heads & Threads since May 2001. Mr. Haggerty joined Heads & Threads as Executive Vice President in April 2000. Previously he was President of Reynolds Fasteners, Inc. from 1986 until its acquisition by Heads & Threads in April 2000. He joined Reynolds Fasteners in 1976 and was with Athlone Industries, Inc. from 1971 to 1976. Mr. Haggerty is a graduate of the University of Delaware.

Paul J. Breitnauer,

President and Chief Executive Officer of Capitol Transamerica since January 2002, was previously Senior Vice President and Treasurer of Capitol Transamerica. He joined Capitol Transamerica in 1970 and held increasingly responsible positions. Mr. Breitnauer holds a bachelor's degree from Canisius College.

David F. Pauly,

Executive Vice President, Chief Operating Officer and Secretary of Capitol Transamerica since January 2002, was Executive Vice President and Chief Operating Officer of ACUITY Insurance before joining Capitol Transamerica. He joined ACUITY Insurance in 1976. Mr. Pauly is a graduate of St. Norbert College.

David J. Bugatto,

President and chief executive officer of Alleghany Properties since January 2000, joined Alleghany Properties as Senior Vice President in 1994. Previously he was a Vice President of the real estate investments division of Sacramento Savings Bank, which was a subsidiary of Alleghany. He is a director of Sonoma West Holdings Inc., managing trustee of the Lambda Chi Alpha Scholarship Fund, and an active member in the Urban Land Institute. Mr. Bugatto is a graduate of the California State University Sacramento.

Directors and Officers

Alleghany Corporation and Subsidiaries

Directors

Rex D. Adams†
Professor of Business Administration,
Fuqua School of Business at Duke University (education)

John J. Burns, Jr.*
President, Alleghany Corporation

Dan R. Carmichael†
President and Chief Executive Officer,
Ohio Casualty Corporation (property and casualty insurance)

Thomas S. Johnson†
Chairman and Chief Executive Officer,
GreenPoint Financial Corp. and GreenPoint Bank (banking)

Allan P. Kirby, Jr.*
President, Liberty Square, Inc. (investments); Chairman of the Executive Committee, Alleghany Corporation

F.M. Kirby*
Chairman of the Board, Alleghany Corporation

William K. Lavin†
Financial Consultant

Roger Noall
Retired Executive, KeyCorp (banking)

James F. Will*
President, Saint Vincent College (education)

**Member of the Executive Committee*
†Member of the Audit Committee

Officers

F.M. Kirby
Chairman of the Board

John J. Burns, Jr.
President and chief executive officer

David B. Cuming
Senior Vice President

Robert M. Hart
Senior Vice President, General Counsel and Secretary

Benson J. Chapman
Vice President

Dorothea C. Gilliam
Vice President – Investments

Jefferson W. Kirby
Vice President

Peter R. Sismondo
Vice President, Controller, Treasurer and Assistant Secretary

Ilse P. Willems
Associate General Counsel and Assistant Secretary

Principal Subsidiaries

World Minerals Inc.
John Oskam
President

Heads & Threads International LLC
Donald L. Haggerty
President and Chief Executive Officer

Capitol Transamerica Corporation
Paul J. Breitnauer
President and Chief Executive Officer

Alleghany Properties, Inc.
David J. Bugatto
President

Additional Information

Stockholders may obtain, free of charge, a copy of Alleghany's annual report on Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2001 (together with a description of the exhibits thereto), by written request to the Secretary of Alleghany Corporation, 375 Park Avenue, New York, New York 10152.

Independent Certified Public Accountants
KPMG LLP, New York

Registrar and Transfer Agent
Computershare Investor Services LLC
Telephone: 312-360-5420


This report is printed on recycled paper.

Alleghany Corporation
375 Park Avenue
New York, NY 10152
(212) 752-1356